15

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Giordano Int'l Limited

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FILE NO. 82- 3780 FISCAL YEAR 12-31-03

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OICF/BY: dlw

DAT : 4/6/04

82-3780

04 APR -5 PM 7:21

ARIS
12-31-03

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

GIORDANO

Giordano International Limited
佐丹奴國際有限公司

ANNUAL REPORT 2003
年報

目錄
CONTENTS

十年財務與業務摘要
TEN-YEAR FINANCIAL AND OPERATION HIGHLIGHTS

(除特別註明外,以港幣百萬元為單位)	(In HK$ millions unless otherwise specified)
營業額	Turnover
毛利	Gross profit
毛利率	Gross margin
經營溢利(附註 1)	Operating profit (Note 1)
經營溢利率(附註 1)	Operating margin (Note 1)
股東應佔溢利(附註 1)	Profit attributable to shareholders (Note 1)
銷售回報率(附註 1)	Return on sales (Note 1)
現金及銀行結存減銀行貸款及透支	Cash and bank balances less bank loans and overdrafts
營運資金	Working capital
總資產(附註 1)	Total assets (Note 1)
總負債(附註 1及2)	Total liabilities (Notes 1 & 2)
股東資金(附註 1及2)	Shareholders' funds (Notes 1 & 2)
每股盈利 — 基本(港仙)(附註 1及3)	Earnings per share – Basic (HK cents) (Notes 1 & 3)
每股中期股息(港仙)(附註 3)	Interim dividend per share (HK cents) (Note 3)
每股中期特別股息(港仙)	Interim special dividend per share (HK cents)
每股末期股息(港仙)(附註 3)	Final dividend per share (HK cents) (Note 3)
每股末期特別股息(港仙)(附註 3)	Final special dividend per share (HK cents) (Note 3)
平均總資產回報率(附註 1)	Return on average total assets (Note 1)
平均股東資金回報率(附註 1)	Return on average shareholders' funds (Note 1)
存貨對銷售之流轉比率(日數)(附註 7)	Inventory turnover on sales (days) (Note 7)
流動比率(倍數)	Current ratio (times)
總負債與股東資金比率(附註 1)	Total liabilities to shareholders' funds (Note 1)
直接管理門市	Directly managed stores
門市數目(附註 6)	Number of stores (Note 6)
零售面積(以千平方呎為單位)(附註 6)	Retail floor area (in thousands of square feet) (Note 6)
每平方呎銷售額(港元)(附註 4)	Sales per square foot (HK$) (Note 4)
每平方呎毛利額(港元)(附註 4)	Gross profit per square foot (HK$) (Note 4)
可比較門市之銷售額(減少)/增長(附註 5)	Comparable store sales (decrease)/increase (Note 5)
售貨員數目(附註 6)	Number of sales associates (Note 6)
門市總數(附註 6)	Total stores (Note 6)
僱員總數(附註 6)	Total employees (Note 6)
分部間採購之百分率	Inter-segment purchases percentage

附註:

1. 二零零二年之數字已因採納會計實務準則第十二號(經修訂)而作出調整,該會計實務準則於二零零三年一月一日或以後開始之會計年度生效
2. 一九九四年至二零零零年之數字已因採納會計實務準則第九號(經修訂)而作出調整,該會計實務準則於二零零一年一月一日或以後開始之會計年度生效
3. 一九九四年至一九九九年之數字已按以一拆二之股份拆細作出調整
4. 按加權平均基準計算
5. 指於兩年作比較之財政年度內均開業十二個月之門市
6. 年結日數字
7. 年結日之存貨除全年營業額乘三百六十五日

Notes:

1. Figures for 2002 are adjusted for the adoption of SSAP 12 (revised) which is effective for accounting years commencing on or after January 1, 2003
2. Figures from 1994 to 2000 are adjusted for the adoption of SSAP 9 (revised) which is effective for accounting years commencing on or after January 1, 2001
3. Figures from 1994 to 1999 are adjusted for the effect of the 1-to-2 share subdivision
4. On weighted average basis
5. For stores which were open for the full 12 months in each of the two fiscal years under comparison
6. Figures as at year end
7. Inventory held at year end divided by full year turnover times 365 days

2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
3,389	3,588	3,479	3,431	3,092	2,609	3,014	3,522	3,482	2,864
1,634	1,677	1,544	1,516	1,352	1,029	1,240	1,464	1,517	1,330
48.2%	46.7%	44.4%	44.2%	43.7%	39.4%	41.1%	41.6%	43.6%	46.4%
364	385	372	425	351	70	60	299	304	243
10.7%	10.7%	10.7%	12.4%	11.4%	2.7%	2.0%	8.5%	8.7%	8.5%
266	328	377	416	360	76	68	261	250	195
7.8%	9.1%	10.8%	12.1%	11.6%	2.9%	2.3%	7.4%	7.2%	6.8%
784	614	494	747	803	340	192	178	196	37
911	861	798	1,014	960	725	655	752	560	410
2,555	2,419	2,371	2,110	1,913	1,435	1,408	1,591	1,524	1,041
685	564	625	511	456	299	340	363	540	395
1,799	1,794	1,695	1,558	1,449	1,135	1,069	1,220	976	593
18.50	22.80	26.30	29.30	25.65	5.40	4.80	18.45	19.40	15.45
1.50	4.50	4.50	4.25	3.25	0.50	2.50	2.25	2.25	1.75
3.00	–	–	–	–	–	–	–	–	–
4.50	4.50	4.50	6.00	5.50	1.75	–	5.75	4.50	3.75
12.00	10.00	5.00	5.00	8.50	–	–	–	–	–
10.7%	13.7%	16.8%	20.7%	21.5%	5.3%	4.5%	16.8%	19.5%	20.9%
14.8%	18.8%	23.2%	27.7%	27.9%	6.9%	5.9%	23.8%	31.8%	35.8%
24	26	30	32	28	44	48	58	55	53
2.5	2.8	2.3	3.1	3.2	3.6	3.1	3.3	2.1	2.1
38.1%	31.4%	36.9%	32.8%	31.5%	26.3%	31.8%	29.8%	55.3%	66.6%
550	473	456	367	317	308	324	294	280	283
650	599	598	466	359	301	314	296	286	283
4,200	4,500	5,100	7,400	8,400	6,800	8,000	9,900	10,500	10,600
2,200	2,300	2,500	3,600	4,300	3,000	3,700	4,500	4,700	4,500
(9%)	(2%)	(4%)	4%	21%	(13%)	(11%)	(6%)	8%	(9%)
3,200	2,900	2,600	2,400	2,000	1,700	1,900	2,000	2,000	1,900
1,363	1,256	1,159	920	740	678	640	515	451	360
7,900	8,000	8,300	7,200	6,200	6,300	8,200	10,000	10,300	6,900
28%	26%	24%	25%	22%	27%	35%	40%	43%	33%

董事會 BOARD OF DIRECTORS

執行董事 Executive Directors

劉國權先生 Mr. LAU Kwok Kuen, Peter
(主席及行政總裁) (Chairman and Chief Executive)
馮永昌先生 Mr. FUNG Wing Cheong, Charles
馬灼安先生 Mr. MAH Chuck On, Bernard

獨立非執行董事 Independent Non-Executive Directors

歐文柱先生 Mr. AU Man Chu, Milton
畢滌凡先生 Mr. Barry John BUTTIFANT
李鵬飛先生，JP Mr. LEE Peng Fei, Allen, JP

董事會顧問 BOARD ADVISOR

梁覺教授 Prof. LEUNG Kwok

公司秘書 COMPANY SECRETARY

梁思敏女士 Ms. LEUNG Sze Man, Alice

審核委員會 AUDIT COMMITTEE

畢滌凡先生 Mr. Barry John BUTTIFANT
歐文柱先生 Mr. AU Man Chu, Milton
李鵬飛先生，JP Mr. LEE Peng Fei, Allen, JP

補償委員會 COMPENSATION COMMITTEE

劉國權先生 Mr. LAU Kwok Kuen, Peter
畢滌凡先生 Mr. Barry John BUTTIFANT
李鵬飛先生，JP Mr. LEE Peng Fei, Allen, JP
梁覺教授 Prof. LEUNG Kwok

授權代表 AUTHORIZED REPRESENTATIVES

劉國權先生 Mr. LAU Kwok Kuen, Peter
梁思敏女士 Ms. LEUNG Sze Man, Alice

核 數 師
羅兵咸永道會計師事務所
香港執業會計師

AUDITORS
PricewaterhouseCoopers
Certified Public Accountants

註 冊 辦 事 處
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主 要 營 業 地 點
香港
九龍
長沙灣道七七七至七七九號
天安工業大廈五樓

PRINCIPAL PLACE OF BUSINESS
5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon
Hong Kong

主 要 股 份 過 戶 登 記 處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

於 香 港 之 股 份 過 戶 登 記 分 處
雅柏勤證券登記有限公司
香港
灣仔
告士打道五十六號
東亞銀行港灣中心地下

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG
Abacus Share Registrars Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai Hong Kong

主 要 往 來 銀 行
香港上海滙豐銀行有限公司
渣打銀行
花旗銀行

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank
Citibank N.A.

重要日期

暫停辦理股份過戶登記

二零零四年四月二十六日至
二零零四年四月二十九日
(首尾兩日包括在內)

股東週年大會

二零零四年四月二十九日

股息

中期股息	每股港幣點五仙
中期特別股息	每股港幣三仙
派發日期	二零零三年九月十日
建議末期股息	每股港幣四點五仙
建議末期特別股息	每股港幣一角二仙
建議派發日期	二零零四年五月十三日

股份編號

香港聯合交易所	709
彭博	709 HK
路透社	0709.HK

投資者聯絡處

羅翠妍女士
主席助理
佐丹奴國際有限公司
香港九龍
長沙灣道七七七至七七九號
天安工業大廈五樓

電話	(852) 2746 4668
傳真	(852) 2370 8864
電子郵箱	alisonlaw@giordano.com.hk

網址

www.giordano.com.hk

IMPORTANT DATES

Closure of Register of Members

April 26, 2004 to April 29, 2004
(both days inclusive)

Annual General Meeting

April 29, 2004

Dividends

Interim Dividend	1.5 HK cents per share
Interim Special Dividend	3.0 HK cents per share
Paid	September 10, 2003
Proposed Final Dividend	4.5 HK cents per share
Proposed Final Special Dividend	12.0 HK cents per share
Payable	May 13, 2004

STOCK CODE

Stock Exchange of Hong Kong	709
Bloomberg	709 HK
Reuters	0709.HK

INVESTOR RELATIONS CONTACT

Ms. Alison Law
Assistant to Chairman
Giordano International Limited
5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon Hong Kong

Telephone	(852) 2746 4668
Facsimile	(852) 2370 8864
E-mail	alisonlaw@giordano.com.hk

WEBSITE

www.giordano.com.hk

劉國權先生(*主席*)，現年五十一歲，為本集團的行政總裁。彼於一九八七年加入本集團，並於一九九四年二月八日成為行政總裁，同年八月十日獲委任為本公司董事會主席。劉先生持有加拿大卡加里大學工商管理碩士學位，及為加拿大特許會計師公會會員。於加入本集團前，彼於加拿大之私營及公營機構有超過十二年的會計工作經驗。

Mr. LAU Kwok Kuen, Peter *(Chairman)*, aged 51, is the Group's Chief Executive. He joined the Group in 1987, became the Chief Executive on February 8, 1994, and was elected Chairman of the Board of Directors of the Company on August 10 in the same year. Mr. Lau holds an MBA degree from the University of Calgary in Canada and is a member of the Canadian Institute of Chartered Accountants. Prior to joining the Group, he had over 12 years of accounting experience in the private and public sectors in Canada.

馮永昌先生(*執行董事*)，現年四十二歲，於一九八八年加入本集團，並從一九九七年二月十一日起在本公司擔任現職銜。馮先生亦為本集團台灣業務之總經理。彼持有香港大學學士學位及新加坡國立大學工商管理碩士學位。於加入本集團前，馮先生有五年房地產業務經驗。

Mr. FUNG Wing Cheong, Charles *(Executive Director)*, aged 42, joined the Group in 1988 and has assumed the current position in the Company since February 11, 1997. Mr. Fung is also the General Manager of the Group's operations in Taiwan. He holds a bachelor degree from the University of Hong Kong and an MBA degree from the National University of Singapore. Before joining the Group, Mr. Fung had worked for five years in the real estate business.

馬灼安先生(*執行董事*)，現年五十四歲，於一九九六年加入本集團，並於一九九九年六月十四日獲本公司委任現職銜。馬先生亦為本集團中國大陸業務之董事總經理。彼畢業於加拿大阿伯特大學商業管理學士學位，並為加拿大特許會計師公會會員。於加入本集團前，馬先生擁有豐富工商投資及商業管理經驗，及曾於加拿大政府之會計及核數部門擔任高級職務達十五年。

Mr. MAH Chuck On, Bernard *(Executive Director)*, aged 54, joined the Group in 1996 and was appointed to the current position of the Company on June 14, 1999. Mr. Mah is also the Managing Director of the Group's operations in Mainland China. He graduated from the University of Alberta in Canada with a bachelor degree in Business Administration and is a member of the Canadian Institute of Chartered Accountants. Prior to joining the Group, Mr. Mah had gained extensive experience in industrial and commercial investment sectors and had held senior government positions in accounting and auditing in Canada for 15 years.

歐文柱先生 *(獨立非執行董事)*，現年五十三歲，於二零零零年十二月十一日加入本公司。歐先生持有加拿大阿伯特大學商業學學士學位，及為加拿大特許會計師公會會員。彼擁有超過二十五年財務及管理的經驗。歐先生為Noble Group Limited之非執行董事，Noble Group Limited為一間於新加坡上市之公司。

Mr. AU Man Chu, Milton *(Independent Non-Executive Director)*, aged 53, joined the Company on December 11, 2000. Mr. Au holds a Bachelor of Commerce degree from the University of Alberta in Canada and is a member of the Canadian Institute of Chartered Accountants. He has over 25 years of experience in finance and management. Mr. Au is also a non-executive director of Noble Group Limited, a company listed in Singapore.

畢滌凡先生 *(獨立非執行董事)*，現年五十九歲，於一九九一年五月加入本公司。畢先生為和記行(集團)有限公司業務及企業發展顧問，並為台和商事控股有限公司、招商迪辰(亞洲)有限公司、媒體世紀集團之獨立非執行董事，及Global-Tech Appliances Inc.董事。於加入和記行(集團)有限公司前，彼於萬威國際有限公司擔任董事總經理超過八年，並曾於森那美香港有限公司及寶麗碧集團工作超過十一年，期間曾出任財務董事及董事總經理。畢先生為英國特許公認會計師公會、香港會計師公會、Chartered Management Institute、香港管理專業協會及香港董事學會之資深會員。

Mr. Barry John BUTTIFANT *(Independent Non-Executive Director)*, aged 59, joined the Company in May 1991. Mr. Buttifant is the Adviser to the Board of Directors of Wo Kee Hong (Holdings) Limited. He is also an independent non-executive director of Daiwa Associate Holdings Limited, China Merchants DiChain (Asia) Limited and MediaNation Inc.; and a director of Global-Tech Appliances Inc. Prior to joining Wo Kee Hong (Holdings) Limited, he was the Managing Director of IDT International Limited for over eight years and had worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of finance director and managing director. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants, the Hong Kong Society of Accountants, the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.

李鵬飛先生，JP *(獨立非執行董事)*，現年六十三歲，於一九九九年九月十日加入本公司。李先生持有香港理工大學工程博士榮譽學位及中文大學法學博士榮譽學位。彼為中華人民共和國第九及第十屆全國人民代表大會香港特別行政區代表。李先生積極參與公共事務。

Mr. LEE Peng Fei, Allen, JP *(Independent Non-Executive Director)*, aged 63, joined the Company on September 10, 1999. Mr. Lee holds an honorary degree of Doctor of Engineering from Hong Kong Polytechnic University and an honorary degree of Doctor of Laws from The Chinese University of Hong Kong. He is a deputy of Hong Kong SAR, the 9th and 10th National People's Congress, PRC. Mr. Lee has taken an active role in public service.

梁覺教授*(董事會顧問)*，現年四十五歲，自一九八七年起為本集團提供顧問服務。梁教授於美國伊利諾大學獲得心理學博士學位，現任香港城市大學管理學系講座教授。梁教授為國際知名學者，亦在香港及中國大陸不同機構及政府部門有資深顧問經驗。

Professor LEUNG Kwok *(Board Advisor)*, aged 45, has been providing consulting services to the Group since 1987. Professor Leung received his Ph.D. in Psychology from University of Illinois, Urbana-Champaign, U.S.A. He holds a chair in management at City University of Hong Kong. In addition to his international reputation for his scholarly work, he also has extensive consulting experience with a wide range of organizations and government departments in Hong Kong and Mainland China.

張國良先生，現年五十二歲，本集團製衣部門之董事總經理。彼於一九九零年加入本集團，及擁有超過二十九年製衣業務經驗。

Mr. CHEUNG Kwok Leung, aged 52, is the Managing Director of the Group's manufacturing division. He joined the Group in 1990 and has over 29 years of experience in the garment manufacturing industry.

呂志雄先生，現年四十二歲，集團財務總監。彼持有香港科技大學工商管理碩士學位及香港中文大學財務碩士學位。彼為英國特許公認會計師公會資深會員，亦為香港會計師公會及加拿大公認會計師公會會員。彼於二零零二年加入本集團，並擁有超過二十一年財務及會計方面之經驗。

Mr. LUI Chi Hung, aged 42, is the Group Financial Controller. He holds an MBA degree from The Hong Kong University of Science and Technology and a Master degree in Finance from The Chinese University of Hong Kong. He is a fellow member of the Association of Chartered Certified Accountants; and an associate member of the Hong Kong Society of Accountants and the Certified General Accountants' Association of Canada. He joined the Group in 2002 and has over 21 years of experience in finance and accounting fields.

致列位股東：

在二零零三年第二季，亞洲地區廣泛爆發嚴重急性呼吸系統綜合症(非典型肺炎)，使本公司的綜合銷售額和經營溢利在上半年的中期業績報告中出現嚴重跌幅。針對這個重大的影響和不明朗的前景，管理層遂採取一套審慎的策略，以求迅速減低存貨量和穩定品牌的價格。而本公司在內部也採取了臨時的措施來維持現金儲備。

這些策略和措施在下半年都如預期取得成效。大部份的綜合銷售額已經回復水平，而經營溢利也有明顯的增長。事實上，本公司的業績已經超越二零零二年的同期表現。

二零零三年本公司之全年綜合銷售額達港幣三十三億八千九百萬元，下跌百分之五點五(首半年：下跌百分之十三點二)；經營溢利港幣三億六千四百萬元，亦下跌百分之五點五(首半年：下跌百分之五十六點八)；及純利港幣二億六千六百萬元，下跌百分之十八點九(首半年：下跌百分之六十五點九)。此等數字亦反映台灣業務的顯著復蘇，但韓國市場的成績卻令人失望。我們預期台灣業務將會繼續穩定地增長，及當韓國經濟改善時亦會幫助提升我們於當地的銷售。

本年度之存貨對銷售之流轉比率為二十四日，但本公司長期目標為二十八日至三十二日。於二零零三年年底，淨現金及銀行結餘為港幣七億八千四百萬元。兩者皆反映本公司及管理層在財務狀況上對經營環境快速變化的回應。

董事會建議派發末期股息每股港幣四點五仙及特別股息每股港幣一角二仙，全年股息總額達每股港幣兩角一仙(包括中期股息每股港幣一點五仙及中期特別股息每股港幣三仙)。此建議平衡管理層預期二零零四年的現金流量，現時的現金狀況及本公司股東的期望。

Dear Shareholders:

The year 2003 was adversely affected by the wide-spread Severe Acute Respiratory Syndrome (SARS) epidemic in Asia during the second quarter. For the Company's first half interim results, we reported alarming declines in both consolidated sales and operating profit. To deal with the grave impact and growing uncertainty, the management opted for a prudent strategy to quickly reduce inventory and to maintain price integrity of the brand. Internally, extraordinary measures were taken to conserve the Company's cash reserves.

During the second half of the year, the strategy and measures paid off as anticipated. Much of the consolidated sales were recovered and operating profit significantly rose. The Company has actually out-performed the comparable period for 2002.

For the full year 2003, the Company achieved consolidated sales of HK$3,389 million, a decrease of 5.5% (First half: -13.2%); operating profit of HK$364 million, also decreased by 5.5% (First half: -56.8%); and net profit of HK$266 million, a 18.9% decrease (First half: -65.9%). These figures also reveal the marked recovery of our Taiwan operations but disappointing results from Korea. We expect Taiwan will continue to improve steadily while recent improvements seen in the Korean economy should help to bolster sales there.

Inventory turnover for the year was 24 days on sales, shy of the Company's long term target of 28-32 days. Net cash and bank balances were HK$784 million at the end of 2003. Both figures reflect the Company's responsive and responsible management of its financial positions in response to a fluctuating operating environment.

The Board has recommended a final regular dividend of 4.5 HK cents per share and a special dividend of 12.0 HK cents per share. Total dividend, including the 1.5 HK cents interim regular dividend and 3.0 HK cents interim special dividend, amounts to 21.0 HK cents per share. This recommendation balances the management's view of its projected cash flow for 2004, its current cash position and the wish of the Company's shareholders.

董事會和管理層皆認為二零零四年將會是收復失地和有增長的一年。因此，我們已經預留至少港幣一億元用作維持經常性的保養。若出現新的商機，本公司也會作出額外的資本承擔。

Both the Board and the management are of the view that 2004 will be a year of rejuvenation and growth. A minimum of HK$100 million has been ear-marked for regular capacity maintenance. Additional capital commitment will be made if and when new investment opportunities arise.

作為主席，本人必需向你們匯報，你們的僱員在非典型肺炎肆虐期間，均能竭誠地與本公司攜手面對困境。他們力盡本分，確保本公司的策略和緊縮措施能達致預期效果，除有賴董事會的支持，本公司上下更自願減薪。我和董事會成員都深被一眾員工的付出、團結和犧牲精神所感動。相信二零零三年的經歷經已證明了我們的信念：「員工是我們最珍貴的資產」。若二零零四年能如預期般有所躍進和增長，本公司也十分樂意與員工分享我們的成績。

As chairman, I must report to you that your employees have steadfastly stood by the Company during those most difficult months when SARS was rampant. They have all gone beyond their call of duty to ensure the Company's strategy and austerity measures would yield the planned results. This was in addition to both across the Board and voluntary pay reductions virtually throughout the Company. Their dedication, solidarity and sacrifices have deeply touched the Board and me. Our experiences during 2003 were testimonial to our belief that our employees are our most important asset. When we realize the growth and improvements as projected for 2004, the Company will generously share the payoffs with them.

最後，我也藉此感謝我們的股東、供應商和合作夥伴在二零零三年的困境裡對我們的支持、協助和鼓勵。

Finally, I also thank our shareholders, suppliers and business partners for their support, cooperation and encouragement during a very difficult 2003.

劉國權
主席

二零零四年三月十八日

PETER LAU
Chairman

March 18, 2004

本集團經營業績

營業額

全年之總營業額達港幣三十三億八千九百萬元(二零零二年:港幣三十五億八千八百萬元),比對去年同期下降百分之五點五,倘不計入匯兑之有利影響,則下跌幅度為百分之六點八,較於上半年比對去年同期營業額下降百分之十三點二已有大幅度之改善。

零售及分銷部門之銷售額達港幣三十二億二千一百萬元(二零零二年:港幣三十三億七千五百萬元),比對去年同期下降百分之四點六,佔本集團總營業額百分之九十五。

在抵銷分部間銷售後製衣部門之銷售額達港幣一億六千八百萬元(二零零二年:港幣二億一千三百萬元),較去年下跌百分之二十一點一,而在抵銷分部間之銷售前,銷售額較去年減少百分之九點七至港幣六億八千五百萬元(二零零二年:港幣七億五千九百萬元)。

毛利

於二零零三年毛利減少百分之二點六至港幣十六億三千四百萬元(二零零二年:港幣十六億七千七百萬元)。在非典型肺炎期間,本集團實施有效的存貨管理以致能穩守毛利率,同時於下半年所推出受歡迎之貨品及更佳之貨品組合,均有助將毛利率推高至百分之四十八點二(二零零二年:百分之四十六點七)之水平,較二零零二年上升一百五十個基點。

管理層將不斷透過提供與別不同及高增值貨品及運用更有效的採購基制,以降低貨品成本,繼續提升毛利率。

RESULTS OF GROUP OPERATIONS

Turnover

Total turnover for the full year amounted to HK$3,389 million (2002: HK$3,588 million), a decrease of 5.5 percent year-on-year; or a 6.8 percent decline if foreign exchange gains were excluded. This marks a significant improvement from the 13.2 percent year-on-year decline recorded in the first half of the year.

Down 4.6 percent year-on-year, sales from the Retail and Distribution Division were HK$3,221 million (2002: HK$3,375 million), constituting 95.0 percent of the Group's total turnover.

After the elimination of inter-segment transactions, sales from the Manufacturing Division were HK$168 million (2002: HK$213 million), a 21.1 percent decrease from the prior year. Before the elimination of inter-segment transactions, sales dropped 9.7 percent from the previous year, to HK$685 million (2002: HK$759 million).

Gross Profit

Gross profit fell 2.6 percent to HK$1,634 million (2002: HK$1,677 million) in 2003. Gross profit margins held up firmly during the SARS period, mainly attributable to effective management on inventory. Successful product launches and better product mix in the second half helped manage gross profit margins to a level of 48.2 percent (2002: 46.7 percent), an improvement of 150 basis points from 2002.

Management will continue to work on margin improvement, mainly by offering meaningfully differentiated and high value-added products and reducing cost of goods through better sourcing capabilities.

經營費用

經營總費用共達港幣十三億四千八百萬元(二零零二年:港幣十三億九千二百萬元),比對去年同期下降百分之三點二。分銷費用縮減百分之二點四至港幣九億七千萬元(二零零二年:港幣九億九千四百萬元),主要是由於店鋪員工成本下降百分之七所致,但此減省卻部份被因第四季營業面積之增加而微升之鋪租支出所抵銷。直至二零零三年十二月三十一日止,直接管理店鋪之零售面積增加至六十五萬平方呎(二零零二年:五十九萬九千平方呎)。行政費用減少百分之四點一至港幣一億四千一百萬元(二零零二年:港幣一億四千七百萬元),主要由於本集團在第二季針對在非典型肺炎影響下多個主要市場之惡劣經營環境,而實行之成本節約措施所致。

其他經營費用由二零零二年之港幣二億五千一百萬元減少至二零零三年之港幣二億三千七百萬元,比對去年同期下降百分之五點六,出現此減幅部份原因為廣告及宣傳費用減少百分之六,管理層預期二零零四年之廣告及宣傳費用將會回復至正常水平。

經營溢利及未計利息、稅項、折舊及攤銷費用之盈利(EBITDA)

經營溢利為港幣三億六千四百萬元,較二零零二年錄得之港幣三億八千五百萬元下降百分之五點五。

經營溢利率為百分之十點七,仍然維持在與去年相若之水平。

零售及分銷部門之經營溢利合共為港幣三億一千六百萬元(二零零二年:港幣三億二千萬元),佔本集團之經營溢利百分之八十六點八(二零零二年:百分之八十三點一)。於年度內,此部門之經營溢利率由二零零二年之百分之九點五提高至百分之九點八。

由於聯營公司之溢利大幅銳減,致使EBITDA比對去年同期下降百分之十六點三至港幣四億八千八百萬元(二零零二年:港幣五億八千三百萬元),EBITDA之利潤率則下降一百八十個基點至百分之十四點四(二零零二年:百分之十六點二)。

Operating Expenses

Operating expenses, totaling HK$1,348 million (2002: HK$1,392 million), declined by 3.2 percent year-on-year. Distribution expense was trimmed by 2.4 percent, to HK$970 million (2002: HK$994 million), primarily due to a seven percent decline in shop staff cost. Such savings were partly offset by a slight increase in shop occupancy charge, brought about by trading area expansion during the fourth quarter. Retail floor area of directly managed stores increased to 650,000 square feet by the end of December 31, 2003 (2002: 599,000 square feet). Administrative expense fell 4.1 percent to HK$141 million (2002: HK$147 million). The decrease was largely resulted from cost saving measures initiated in the second quarter, in response to the difficult operating environments in the key markets caused by SARS.

Other operating expense fell to HK$237 million in 2003, from HK$251 million in 2002, down 5.6 percent year-on-year. The decline was partly attributable to a six percent decrease in advertising and promotion expenses. In 2004, management anticipates advertising and promotion expenses to return to a normal level.

Operating Profit and Earnings before Interest, Taxation, Depreciation and Amortization Expense (EBITDA)

Operating profit was HK$364 million, down 5.5 percent from HK$385 million registered in 2002.

Operating margin was 10.7 percent, remaining at the same level as that of the previous year.

Operating profit from the Retail and Distribution Division totaled HK$316 million (2002: HK$320 million), representing 86.8 percent (2002: 83.1 percent) of the Group's operating profit. During the year, operating margin for the Division improved from 9.5 percent in 2002 to 9.8 percent.

EBITDA amounted to HK$488 million (2002: HK$583 million), down 16.3 percent year-on-year, due to a steep decline in profits from associated companies. EBITDA margin fell 180 basis points to 14.4 percent (2002: 16.2 percent).

股東應佔溢利

股東應佔溢利合共港幣二億六千六百萬元（二零零二年：港幣三億二千八百萬元），比對去年同期下降百分之十八點九。聯營公司之應佔溢利下降百分之七十五點三，是由於本集團於韓國之主要聯營公司業務表現欠佳所致。

本集團之實際稅率由二零零二年之百分之二十四點五輕微減低至百分之二十三點三，而日後實際稅率將按本集團不同市場之溢利貢獻組合而浮動。

現金流量

經營業務之現金流入額增加至港幣四億九千八百萬元（二零零二年：港幣四億八千一百萬元）。此乃由於較低之經營溢利，因週期性採購所引致之較高應付賬款，及於二零零二年錄得較低之應收款所致。

投資業務之現金流出額為港幣四千二百萬元，遠較二零零二年所錄得之港幣一億五千萬元為低，此差異主要是二零零三年並無出現二零零二年為一間香港旗艦店支付港幣一億元訂金的情況。

融資活動之現金流出額由二零零二年之港幣二億六千八百萬元增加至港幣三億元，主要因為本集團在二零零三年派付股息較多，達港幣二億七千四百萬元（二零零二年：港幣二億零二百萬元）。本年度內，本集團並無新增銀行貸款，亦無償還銀行貸款，但在二零零二年則償還銀行貸款港幣七千一百萬元，並取得新增貸款港幣二千三百萬元。

Profit Attributable to Shareholders

Profit attributable to shareholders, totaling HK$266 million (2002: HK$328 million), represented an 18.9 percent decline year-on-year. Share of profits of associated companies retreated by 75.3 percent, largely owing to the lackluster performance of our key associated company in Korea.

The Groups' effective tax rate decreased slightly to 23.3 percent, from 24.5 percent in 2002. Future effective tax rates will be dependent on the composition of profit contribution from the Group's various markets.

Cash Flow

Cash inflow from operating activities increased to HK$498 million (2002: HK$481 million). This reflects the natural results of lower operating profit, higher payables due to cyclical purchases and lower receivables reported at the end of 2002.

Cash outflow for investing activities, amounting to HK$42 million, was significantly lower than the HK$150 million reported in 2002. The difference can be accounted for by the absence of a HK$100 million deposit made towards a Hong Kong flagship store in 2002.

Cash outflow for financing activities increased to HK$300 million from HK$268 million in 2002, mainly due to larger dividends of HK$274 million paid in 2003 (2002: HK$202 million). During the year, there were no new bank borrowings or repayment of bank loans; which contrasted with the HK$71 million repayment in bank loans and HK$23 million of new loans in 2002.

本集團之財務狀況

於二零零三年十二月三十一日，本集團之現金及銀行存款為港幣八億五千萬元(二零零二年：港幣六億六千七百萬元)。

本集團營運資金由二零零二年之港幣八億六千一百萬元增加至港幣九億一千一百萬元，流動比率為二點五倍，與二零零二年年底之二點八倍相比，輕微減少。

於年底，本集團之存貨由二零零二年之港幣二億五千二百萬元減少至港幣二億二千二百萬元，而存貨對銷售流轉比率為二十四日，而二零零二年則為二十六日。由於管理層在較艱難的經營期間，實施降低存貨政策，故此存貨水平較平時為低，如二零零四年之營商環境回復理想，管理層將致力使存貨對銷售流轉比率回復至介乎二十八日至三十二日之目標。

於二零零三年十二月三十一日，本集團之總負債由二零零二年年底之港幣五億六千四百萬元增加至港幣六億八千五百萬元，反映因應季節性需求而進行較多之採購。股東權益與二零零二年年底港幣十七億九千四百萬元之水平相若，達港幣十七億九千九百萬元。根據股東權益而計算之資產負債比率為零點四倍(二零零二年：零點三倍)。

年內，本集團之資本性開支為港幣六千二百萬元，佔經營業務現金流入淨額百分之十二點四(二零零二年：百分之十六點六)。鑑於整體市場之消費意欲明顯改善，管理層預期二零零四年將會出現超逾港幣一億元之資本性開支。

於年底，本集團之融資信貸合共港幣四億二千一百萬元(二零零二年：港幣七億零四百萬元)，當中港幣六千六百萬元之循環貸款經已提用而尚未償還。於二零零三年十二月三十一日，本集團之或然負債為港幣四千三百萬元(二零零二年：港幣四千七百萬元)，所有該等款項乃於正常業務運作中產生。

GROUP FINANCIAL POSITION

At December 31, 2003, the Group had cash and bank deposits of HK$850 million (2002: HK$667 million).

The Group's working capital increased to HK$911 million from HK$861 million during 2003. Current ratio was 2.5 times, slightly decreased from the 2.8 times at the end of 2002.

At the end of the year, the Group's inventory totaled HK$222 million, down from the HK$252 million recorded in 2002. Inventory turnover on sales was 24 days, compared to 26 days in 2002. The lower than usual inventory was resulted from Management's strategy of keeping a leaner stock level during difficult operating period. Assuming a normal operating environment in 2004, Management will build inventory turnover back to the Group's target range of 28 to 32 days.

At December 31, 2003, total liabilities were HK$685 million, up from HK$564 million at the end of 2002, reflecting higher seasonal purchases. Shareholders' equity was HK$1,799 million, almost the same as the HK$1,794 million at the end of 2002. Gearing ratio based on shareholders' equity was 0.4 (2002: 0.3).

Capital expenditure during the year was HK$62 million, representing a 12.4 percent (2002: 16.6 percent) of net cash inflow from operating activities. Management foresees a bigger maintenance capital expenditure exceeding HK$100 million in 2004, in view of the improvements in consumer sentiments evident in all markets.

The Group had financing facilities totaling HK$421 million at the end of the year (2002: HK$704 million), of which HK$66 million revolving loan facilities had been drawn and were outstanding. As at December 31, 2003, the Group had contingent liabilities of HK$43 million (2002: HK$47 million) incurred in the normal course of business.

部門業務概況

零售及分銷部門

零售及分銷部門之營業額為港幣三十二億二千一百萬元(二零零二年:港幣三十三億七千五百萬元),較二零零二年下降百分之四點六,而在非典型肺炎肆虐期間,中國、香港、台灣及新加坡等地之銷售均告疲弱。

年內,可比較門市之銷售額及可比較門市之毛利,比對去年同期分別減少百分之九點三及百分之七點七。

*Giordano*主系列之零售營業額較去年減少百分之三點二。年內,泰國、印尼及澳洲均錄得雙位數字增長。然而,中國大陸、香港、台灣及新加坡等主要市場之銷售情況疲弱,以致拖累整體表現。儘管如此,零售毛利率依然上升一百八十個基點,環顧所有市場,其中以日本之毛利率增長最高,泰國則緊隨其後。

與二零零二年相比,*Giordano Ladies*之營業額減少百分之十點九,而毛利率則減少三十個基點。銷售額及毛利率之減少主要是由於在第一季進行清貨減價行動及在第二季期間爆發非典型肺炎所致。*Giordano Ladies*在各市場之業務,於首半年度後回升,並於整個下半年度較去年同期持續增長。本集團計劃於二零零四年在中國大陸開設五間新店,雖然管理層暫時並無計劃於香港及台灣大量開設店舖,但仍會於本年度致力提升可比較門市之銷售額及利潤增長。

*Bluestar Exchange*之營業額比對去年同期下滑百分之五點四,而毛利率則維持於去年相若之水平。倘不計入關閉德國店鋪所帶來之影響,*Bluestar Exchange*之營業額可錄得增長百分之三點二。

DIVISIONAL OPERATIONS HIGHLIGHTS

Retail and Distribution

Turnover from the Retail and Distribution Division totaled HK$3,221 million (2002: HK$3,375 million), 4.6 percent lower than that of 2002. The SARS afflicted period caused weak performances in China, Hong Kong, Taiwan and Singapore.

During the year, comparable store sales and comparable store gross profit declined by 9.3 percent and 7.7 percent year-on-year, respectively.

Retail turnover of *Giordano* core line was 3.2 percent lower than that of the previous year. During the year, Thailand, Indonesia, and Australia experienced double-digit growth. However, overall performance was dragged down by the dreary sales recorded in key markets of Mainland China, Hong Kong, Taiwan and Singapore. Retail gross margins, nonetheless, improved by 180 basis points. Among all markets, Japan experienced the best gross margin improvement during the year, closely followed by Thailand.

Turnover of *Giordano Ladies* dropped 10.9 percent while gross profit margins fell marginally by 30 basis points when compared to those of 2002. Sales and gross profit margins declines were mainly due to clearance activities in the first quarter, as well as the SARS outbreak in the second quarter. Business rebounded in all markets for *Giordano Ladies* after the first half, to achieve consistent year-on-year growth throughout the second half of the year. Five new Mainland China outlets are planned to be opened in 2004. No major store openings are planned for Hong Kong and Taiwan where focus will be on improving the comparable store sales and profit growth this year.

Bluestar Exchange's turnover slipped 5.4 percent year-on-year while gross profit margins remained almost at last year's level. If the effect of the closure of German stores was excluded, *Bluestar Exchange's* turnover would have reported a 3.2 percent increase.

製衣部門

製衣部門之營業額(包括分部間銷售)為港幣六億八千五百萬元(二零零二年:港幣七億五千九百萬元),較去年同期減少百分之九點七。毛利率輕微倒退九十個基點,多個市場之業務於非典型肺炎爆發期間明顯收縮,而業界過剩之生產力引致價格競爭激烈,毛利率因而下降。於期間內製衣部門之經營溢利下降至港幣四千二百萬元(二零零二年:港幣五千四百萬元)。

外來日本客戶之銷售額自第二季起,隨著非典型肺炎爆發迅即減少。雖然在下半年覓得新客源,惟新接之定單未能彌補在上半年度已失去之銷售額。

於二零零三年,製衣部門供應零售及分銷部門之採購需求約佔百分之二十八,這正好配合本集團的長遠發展方向,減低兩個部門分部間之銷售。

自年初開始,管理層致力於拓展歐洲新客戶。為向此等客戶提供更週到的服務,管理層已成立新的創作及設計部門,並由新近聘請具備經驗豐富的專才負責有關工作。

下表列示本集團製衣部門營業額之分項數字:

Manufacturing

The Manufacturing Division's turnover, including inter-segment sales, amounted to HK$685 million (2002: HK$759 million), a 9.7 percent decrease over the previous year. Gross profit margins retreated slightly by 90 basis points. Business in many markets contracted noticeably during the SARS outbreak. Industry surplus capacity has led to severe price competition, resulting in lower margins. During the period, Manufacturing Division's operating profit fell to HK$42 million (2002: HK$54 million).

Sales to third-party Japanese customers dwindled dramatically since the second quarter, in tandem with the SARS outbreak. Although obtaining new customers in the second half; new orders did not fully make up for the lost sales in the first half.

In 2003, the Manufacturing Division provided about 28 percent of the Retail and Distribution's sourcing requirement, in line with the long term direction of reducing inter-segment transactions between the two divisions.

Since the start of the year, Management has been developing new client base from Europe. To better serve these customers, it has formed a new creative and design department, manned by newly recruited experienced professionals.

The following table shows a breakdown of our manufacturing turnover:

		2003	2002	2001	2000	1999
營業額 *(港幣百萬元)*	Turnover *(HK$ millions)*	**685**	759	727	727	565
佔營業額之百分比:	**Percentage of turnover to:**					
本集團	Group	**76**	72	70	72	65
第三者	Third parties					
日本	Japan	**17**	23	25	17	15
香港	Hong Kong	**4**	3	3	5	18
中國大陸	Mainland China	**-**	-	-	4	-
韓國	Korea	**-**	-	1	2	-
其他	Others	**3**	2	1	-	2

地區業務概況

鑑於第一季出現非季節性和暖天氣，而第二季亦因爆發非典型肺炎而導致顧客流量鋭減，因此各個主要市場之銷售額受到嚴重打擊。然而，此等市場之銷售額在下半年均逐漸重上正軌。

GEOGRAPHIC OPERATIONS HIGHLIGHTS

Sales in most key markets suffered badly from the non-seasonally warm winter in the first quarter and poor customer traffic brought about by the SARS epidemic in the second quarter. However, sales in these markets gradually caught up in the second half.

中國大陸

Mainland China

		2003	2002	2001	2000	1999
銷售額（*港幣百萬元*）*	Sales (*HK$ millions*) *	**815**	856	808	712	544
每平方呎銷售額（*港元*）**	Sales per square foot (*HK$*) **	**3,000**	4,000	4,700	5,500	5,500
可比較門市之銷售額（減少）/增加 ***	Comparable store sales (decrease)/increase ***	**(13%)**	–	–	6%	8%
零售面積（*平方呎*）****	Retail floor area (*sq. ft.*) ****	**484,300**	434,800	382,600	298,300	222,600
門市數目 ****	Number of outlets ****	**581**	532	461	357	253
售貨員數目 *****	Number of sales associates *****	**703**	633	540	480	350

* *包括售予特許專賣商之銷售淨額*
** *按加權平均基準計算之直接管理門市*
*** *指於兩個作比較之財政年度內均開業十二個月之直接管理門市*
**** *於十二月三十一日直接管理及特許專賣商門市總數*
***** *於十二月三十一日之直接管理門市*

* *Including net sales to authorized dealers*
** *On weighted average basis for directly managed outlets*
*** *For directly managed outlets which were open for the full 12 months in each of the two fiscal years under comparison*
**** *Total directly managed and authorized dealer outlets as at December 31*
***** *For directly managed outlets as at December 31*

營業額倒退百分之四點八至港幣八億一千五百萬元（二零零二年：港幣八億五千六百萬元），每平方呎銷售額由二零零二年之港幣四千元下降至港幣三千元。非典型肺炎及其疫後之負面影響甚為深遠，加上天氣較遲轉冷，致使九月及十月份之銷售情況更為疲弱，但十一月及十二月份的氣溫驟降，而本集團及時推出適合時宜的貨品，因而令這兩個月份的銷售額出現強勁反彈。於本年度，本集團並沒參與同業所進行之清貨減價促銷活動，因此在二零零三年能夠維持毛利率不至受到影響。於二零零三年，本市場之毛利率擴大三百一十個基點。

Turnover retreated 4.8 percent to HK$815 million (2002: HK$856 million). Sales per square foot fell to HK$3,000, from HK$4,000 in 2002. The adverse effects of SARS and its aftermath were substantial. Belated cold weather dampened sales in September and October. Sales rebounded drastically in November and December on the back of cold temperatures and timely product launches. In the year, we chose not to join the industry-wide clearance sales and steadfastly defended our gross margins. In 2003, our gross margins expanded 310 basis points from the previous year.

由於黃金地段之租金仍然處於不合理高位，因此管理層為店舖物色新地點及重續租約時均採取審慎態度。於本年度內，本集團淨增加四十九間新店，當中有三十九間為主系列門市、三間為*Junior*門市及九間*Bluestar Exchange*門市。

Rental in prime locations remain at unreasonably high levels. Management has been prudent when committing new locations and renewing old leases. During the year, there was a net increase of 49 outlets, of which 39 were core line, three were *Junior* and nine were *Bluestar Exchange*.

香港 Hong Kong

		2003	2002	2001	2000	1999
銷售額 *(港幣百萬元)*	Sales *(HK$ millions)*	**697**	776	760	788	682
每平方呎銷售額 *(港元)* *	Sales per square foot *(HK$)* *	**6,200**	6,800	6,400	7,000	9,400
可比較門市之銷售額 (減少)/增加 **	Comparable store sales (decrease)/increase **	**(15%)**	3%	(8%)	(5%)	8%
零售面積 *(平方呎)* ***	Retail floor area *(sq. ft.)* ***	**112,100**	116,400	114,200	127,300	100,000
門市數目 ***	Number of outlets ***	**75**	73	72	74	61
售貨員數目 ***	Number of sales associates ***	**486**	537	462	514	441

* *按加權平均基準計算*
** *指於兩個作比較之財政年度內均開業十二個月之門市*
*** *於十二月三十一日*

* *On weighted average basis*
** *For outlets which were open for the full 12 months in each of the two fiscal years under comparison*
*** *As at December 31*

營業額減少至港幣六億九千七百萬元（二零零二年：港幣七億七千六百萬元），比對去年同期下降百分之十點二。*Bluestar Exchange*成績超越其他系列，銷售比對去年同期達致增長。全線各個系列除了*Bluestar Exchange*外，毛利率均告上揚。為鞏固*Bluestar Exchange*貨品物有所值的定位，本集團於二零零三年內進一步調低價格。此毛利率之調控有助*Bluestar Exchange*即使受到非典型肺炎之影響，仍能爭取更大的市場佔有率。

Turnover fell to HK$697 million (2002: HK$776 million), representing a 10.2 percent year-on-year decline. *Bluestar Exchange* outstood the other lines and achieved a year-on-year sales growth. All lines experienced gross margin enhancement, except *Bluestar Exchange*. To solidify *Bluestar Exchange's* value-for-money positioning, further price reductions were introduced during 2003. The managed decrease in gross margins has helped *Bluestar Exchange* capture a larger market share in Hong Kong despite the SARS epidemic.

在各個受非典型肺炎打擊的市場中，以倚重旅遊業的香港所受之影響最深，為應付如此嚴峻的考驗，管理層迅速應變，立即收緊存貨量，並在可行情況下節省或控制營運成本，及著重推出毛利率較高的貨品。

Among all the SARS-afflicted markets, Hong Kong was the worst hit due to its heavy reliance on tourism. Management responded by tightening inventory; cutting or containing operating costs wherever possible; and emphasizing on high-margin products.

由於推出之貨品大受歡迎以及整體毛利得以提升，因此下半年之溢利顯著回升。

Profitability recovered in the second half of the year, mainly led by successful product launches and better overall margins.

台灣　Taiwan

		2003	2002	2001	2000	1999
銷售額 *(港幣百萬元)*	Sales *(HK$ millions)*	**604**	677	746	871	953
每平方呎銷售額 *(港元)* *	Sales per square foot *(HK$)* *	**2,600**	2,900	3,600	5,500	6,000
可比較門市之銷售額 (減少)/增加 **	Comparable store sales (decrease)/increase **	**(13%)**	(15%)	(14%)	(4%)	31%
零售面積 *(平方呎)* ***	Retail floor area *(sq. ft.)* ***	**241,500**	232,900	232,400	184,500	165,700
門市數目 ***	Number of outlets ***	**195**	182	181	159	178
售貨員數目 ***	Number of sales associates ***	**794**	773	763	826	827

* *按加權平均基準計算*
** *指於兩個作比較之財政年度內均開業十二個月之門市*
*** *於十二月三十一日*

* *On weighted average basis*
** *For outlets which were open for the full 12 months in each of the two fiscal years under comparison*
*** *As at December 31*

營業額合共港幣六億零四百萬元(二零零二年：港幣六億七千七百萬元)，比對去年下降百分之十點八。本年度所有系列之毛利率較去年低。為要配合店鋪組合改良計劃，若干表現未如理想之主系列店鋪已於本年度內關閉，而處於較好位置的新店則於本年度最後兩個月內增加，因此對於全年之整體表現，暫時未能作出任何實質貢獻。而其他可比較店鋪於最後一季之溢利，則有明顯改善。

Turnover totaled HK$604 million (2002: HK$677 million), down 10.8 percent from a year ago. All lines ended the year with lower gross margins than those of the previous year. In a bid to enhance the shop portfolio, some non-performing core line stores were closed during the year. Better located stores were added back to our shop portfolio in the last two months of the year and therefore did not meaningfully contribute to the full year figures. Productivity of the remaining comparable shops improved significantly in the last quarter.

雖然銷售額及毛利率於本上半年度下降，但透過改善之存貨管理，更協調之新貨推介，及於二零零三年初開始之全球貨品發展平台，主系列之整體表現在下半年度重新獲得動力。管理層有信心台灣業績之回升將會持續。

Although sales and gross margins declined in the first half of the year, overall performance of the core line gained momentum in the second half on the back of improved inventory management, better coordinated product launches, as well as leveraging on the global product development platform initiated at the outset of 2003. Management is confident that the current recovery is sustainable.

於二零零三年，*Giordano Ladies*錄得銷售額及毛利率下降，主要由於本年度上半年大幅減價所致，而在非典型肺炎疫情過後，銷售額回升，情況令人滿意。透過強化當地之管理隊伍及關閉表現未如理想之店鋪，*Giordano Ladies*已準備就緒於二零零四年取得更好之業績。

Giordano Ladies saw lower sales and gross margins in 2003, mainly attributable to steep discounts offered in the first half of the year. Sales rebounded satisfactorily after SARS. With the strengthening of its local management team and termination of the non-performing counters, *Giordano Ladies* is set to deliver better results in 2004.

與香港情況相若，*Bluestar Exchange*自二零零三年最後一季起，已在台灣取得更大的市場佔有率。

Similar to Hong Kong, *Bluestar Exchange* in Taiwan has begun capturing a larger market share during the last quarter of 2003.

新加坡 Singapore

		2003	2002	2001	2000	1999
銷售額 *(港幣百萬元)*	Sales *(HK$ millions)*	**348**	372	330	349	349
每平方呎銷售額 *(港元)* *	Sales per square foot *(HK$)* *	**7,700**	9,000	9,700	13,300	13,800
可比較門市之銷售額 (減少)/增加 **	Comparable store sales (decrease)/increase **	**(14%)**	(7%)	(13%)	(5%)	48%
零售面積 *(平方呎)* ***	Retail floor area *(sq. ft.)* ***	**43,600**	46,000	37,800	32,400	24,400
門市數目 ***	Number of outlets ***	**43**	49	44	35	27
售貨員數目 ***	Number of sales associates ***	**279**	320	278	254	228

* *按加權平均基準計算*
** *指於兩個作比較之財政年度內均開業十二個月之門市*
*** *於十二月三十一日*

* *On weighted average basis*
** *For outlets which were open for the full 12 months in each of the two fiscal years under comparison*
*** *As at December 31*

營業額減少百分之六點五至港幣三億四千八百萬元(二零零二年：港幣三億七千二百萬元)。本年度上半年由於伊拉克戰事與非典型肺炎對消費意欲造成負面影響，加上同業在非典型肺炎疫情過後作出大量減價促銷，致使本集團於二零零三年面對最困難的一年。本年度內，除了第四季因積極推廣而令銷售額上升外，首三季之銷售額比對去年同期均告下跌。可比較門市之銷售額進一步惡化至百分之十四(二零零二年：負百分之七)。儘管如此，管理層相信最近所調整之新加坡市場競爭策略，應會令二零零四年之表現更強勁。

Turnover fell 6.5 percent to HK$348 million (2002: HK$372 million). Due to the negative consumer sentiment brought about by the Iraq War and SARS in the first half of the year and heavy industry-wide price promotions post-SARS, we experienced one of the toughest years in 2003. During the year, the first three quarters reported year-on-year sales decline while the fourth quarter saw sales lifted by more aggressive promotions. Comparable store sales further deteriorated by 14 percent (2002: -7 percent). Management, nonetheless, feels comfortable that the recent modifications to our competitive strategy in Singapore should yield stronger performance in 2004.

其他市場

年內，本集團其他市場之銷售額及毛利率與去年同期比較均錄得可觀之增長。總括而言，此等市場漸漸成為本集團之營業額及溢利之重要貢獻者。於二零零三年，此等市場合共佔本集團之總零售及分銷營業額百分之十三點八，比對二零零二年之百分之九點五。

Other Markets

During the year, the Group's other markets realized considerable year-on-year sales and gross margins improvement. In aggregate, these markets are becoming increasingly noteworthy contributors to the Group's turnover and profit. In 2003, these markets accounted for 13.8 percent of the Group's total retail and distribution turnover, compared to 9.5 percent in 2002.

(以港幣百萬元為單位)	(In HK$ millions)	澳洲 Australia	馬來西亞 Malaysia	印尼 Indonesia	泰國 Thailand	日本 Japan	合計 Total
二零零三年	**2003**	**149**	**114**	**90**	**64**	**28**	**445**
二零零二年	2002	98	114	46	38	25	321
比對去年同期增加	Year-on-year increase	52.0%	–	95.7%	68.4%	12.0%	38.6%

澳洲

澳洲繼於二零零二年下半年達至收支平衡後，持續錄得強勁業績增長。於二零零三年，銷售額增長達百分之五十二至港幣一億四千九百萬元（二零零二年：港幣九千八百萬元）。倘不計入匯兌之有利影響，銷售額則較去年增加百分之二十六點五。可比較門市之銷售額上升百分之十八點九，而毛利率則增加三百六十個基點。於十一月期間，有三間新店舖開設，繼而在十二月，再增設一間，致使年底店舖總數為三十四間。約五家新店舖已安排在二零零四年內開設。

由於營運隊伍經驗日漸豐富，再配合本集團的資訊系統，以及對當地消費者品味之了解，預期二零零四年之增長動力將會持續。

Australia

After breaking even in the second half of 2002, Australia continued to deliver strong results. In 2003, sales advanced 52.0 percent to HK$149 million (2002: HK$98 million). If foreign exchange gains were excluded, sales would still have grown by 26.5 percent over the previous year. Comparable store sales were up 18.9 percent while gross margins improved by 360 basis points. Three new stores were added in November and one more was opened in December, to bring the total store count to 34 by the end of the year. About five new stores are earmarked for 2004.

In 2004, growth momentum will continue based on a maturing operations team, the installation of Group's information system, and knowledge gained of the local customers' preferences.

日本

銷售額對比去年，增長百分之十二。倘不計入匯兌帶來之有利影響，銷售額仍增加百分之六點八。為發揮*Giordano*之強項以及針對日本獨特的營商環境，本集團於年度內改組店舖組合，透過逐步減少店舖面積，以提升營運效率。

年內，淨新增設之門市合共六間，使於二零零三年十二月三十一日之店舖總數達致十三間，每平方呎之銷售額上升百分之十二點五；而每平方呎之毛利更大幅飆升。管理層計劃於二零零四年另外增設十間門市。

Japan

Sales grew 12.0 percent year-on-year, or 6.8 percent when positive foreign exchange impact was excluded. Shop portfolio was revamped during the year to reflect *Giordano's* strength and the unique operating environment of Japan. Efficiency was achieved through gradual reduction of store size.

During the year, there was a net opening of six outlets, taking store count to 13 as at December 31, 2003. Sales per square foot rose by 12.5 percent while gross profit per square foot surged even more dramatically. Management plans to open another 10 outlets in 2004.

合營公司

韓國

由於競爭白熱化及自二零零二年年底以來，韓國的銀行加強控制動用信貸所引致之疲弱消費，令銷售額較去年再下跌百分之二十四點六。經常以減價促銷，亦導致毛利率下降若干百分點。由於百貨公司的業主提高銷售佣金率，場地支出亦相對增加。面對高舖租及銷售額下降，使溢利比對去年同期，以雙位數字下跌。

中東

營業額較去年增加百分之十二點一，主要由於新增店舖。年內，已新增十八間店舖。由於伊拉克戰爭及恐怖襲擊警戒之威脅，區內之零售市道受到嚴重影響。但長遠而言，本集團預期該區之發展將會仍然興旺。本集團的店舖組合與品牌地位將可在中東市場預期出現之復蘇時，奠下穩固基礎。

人 力 資 源

於二零零三年十二月三十一日，本集團僱員人數約為七千九百名(二零零二年：八千名)。本集團向大部份高級管理人員授予購股權，作為獎勵及挽留優秀幹練管理層人才之方法。此外，本集團亦向各級員工提供優厚薪酬，更發放按目標為本計算之花紅。

Joint Ventures

Korea

Hurt by heated competition and weak consumer spending resulting from the clamp down on credit spending since the end of 2002, turnover fell another 24.6 percent over the year before. Frequent mark-downs have also caused gross margins to fall by a couple of percentage points. Occupancy costs at department stores increased due to higher commission rates charged by the department store owners. Higher occupancy costs, coupled with falling sales productivity, were responsible for profits dropping by a double-digit year-on-year.

Middle East

Turnover grew by 12.1 percent, compared to the year before, on new store openings. During the year, 18 new outlets were opened. War in Iraq and frequent terrorism alerts have hurt retail sentiment in the region. The longer term prospect of the region, in our assessment, remains upbeat. Our shop portfolio and brand position will give us a strong foundation for the anticipated recovery there.

HUMAN RESOURCES

On December 31, 2003, the Group had approximately 7,900 employees (2002: 8,000). The Group offers share options to majority of the senior managers as means to reward and retain a high caliber management team. Competitive remuneration packages and goal-oriented bonuses are also paid to different levels of staff.

展望

管理層對中期的全球經濟前景感到樂觀，並相信二零零四年本集團將可收復失地及有增長的一年。由於預期消費意欲之恢復，管理層於二零零四年之目標為提升銷售額及增加溢利。管理層已為各市場制定合適的策略。

1. 從中期而言，中國大陸將繼續成為本集團主要收入來源。管理層相信政府有能力可維持經濟在二零零四年及往後繼續取得高增長。除上海之旗艦店外，分布全國各地之店舖將進行大規模翻新工程計劃。

2. 香港方面，自二零零三年第四季起，經濟開始恢復生機，主要由物業市場及股票市場暢旺所帶動，而香港特別行政區與中央政府簽訂更緊密經貿關係安排，使前景更為樂觀。本集團一方面歡迎本地消費意欲得以改善，但另一方面亦關注到投機因素會使經營成本上漲，因而損害脆弱的經濟復蘇。本集團於香港的策略為將積極提升*Giordano*之品牌形象。

3. 台灣在實施經年之市場策略後，銷售額下降之趨勢得以扭轉。管理層對於年內所進行之若干內部調整能有效地取得的成效感到欣慰。但於第一季舉行之總統大選結果，將可能對隨後之經濟構成重大影響。然而，經過考慮到這不明朗因素後，管理層仍計劃於二零零四年增加約三十間主系列的新店舖，及約有十二間*Bluestar Exchange*新門市。

4. 於新加坡方面，由於普遍削減工資，以及最近增加之商品及服務稅，預期消費力銳減。面對挑戰重重之環境，管理層將透過劃分市場，及致力於改善其服務及品牌，使有別於其他競爭者。

OUTLOOK

Management is optimistic of the medium term global economic outlook and believes 2004 will be a year of rejuvenation and growth for the Group. On the back of anticipated reviving consumer sentiments, Management will aim for higher sales and profit growth in 2004. Management had formulated customized strategies for its markets.

1. In the medium term, Mainland China continues to be the Group's major earnings driver. Management believes the government has the ability to manage sustainable and high level of economic growth for 2004 and beyond. Besides the flagship store in Shanghai, major refurbishment program will be implemented throughout the country.

2. In Hong Kong, the economy has started to revive since the fourth quarter of 2003, mainly driven by the more robust property and stock markets. Optimism has also returned upon the signing of the Closer Economic Partnership Arrangement between the HKSAR and the Chinese central government. On the one hand, we welcome the improved sentiment in the territory but on the other hand, we share the concern that speculative forces may inflate operating costs thus hurting the fragile economic recovery. Our strategy in Hong Kong will focus on rigorously enhancing *Giordano's* brand image.

3. After implementing the year long marketing strategies in Taiwan, the falling sales trend has now been rescued. Management is also pleased with the effectiveness of certain internal changes made during the year. However, the result of the presidential election in the first quarter may have an important influence on how the economy may be headed for the balance of the year. Even taking this uncertainty into consideration, Management plans to add 30 new core line stores and 12 new *Bluestar Exchange* outlets this year.

4. In Singapore, consumption is expected to be dampened by the wide-spread wage cuts and the recent Goods and Services Tax hike. In view of the challenging environment, Management will focus on service and brand differentiation, and market segmentation.

5. 二零零四年韓國的經濟展望仍未明朗。然而本集團相信當地經濟已走出谷底。於二零零三年末，當地已採用全球資訊科技平台，管理層更能妥善地管理銷售業務及存貨，並可促進與其他市場的緊密合作。因資訊系統可更有效地管理貨品需求週期，減價促銷的行動大可減少。管理層計劃於二零零四年開設約二十間主系列店鋪。

6. 日本的業務發展現已納入正軌。新經營模式運作良好，而經營虧損亦為預算內。管理層將集中發展關西地區之業務。隨著經濟復蘇、銷售策略之改善及進取的管理隊伍，預期今年下半年可達致收支平衡。

5. Outlooks for the Korean economy in 2004 are mixed. However, we do believe that the worst for the economy is over. After adopting the Global Information Technology platform in late 2003, Management will be able to better manage their sales and inventory and to work closely with other markets. Markdowns will be greatly curtailed by better production cycle management made available in the information system. In 2004, Management plans to open about 20 core line stores.

6. Development in Japan is on the right track. The new operating model appears to be working well and operating losses are within budget. Management will focus development in the Kansai area in the near term. With the recovering economy, better sales strategy, and an aggressive management team, the operation is projected to breakeven during the second half of the year.

董事會同寅茲向全體股東提呈本公司及本集團截至二零零三年十二月三十一日止年度之報告書及已審核財務報表。

The directors have pleasure in submitting their report together with the audited financial statements of the Company and the Group for the year ended December 31, 2003.

主要業務

本公司為一投資控股公司。本集團之主要業務為經營零售及分銷*Giordano*、*Giordano Ladies*、*Giordano Junior* 及 *Bluestar Exchange*等品牌之便服及配襯用品。該等品牌提供由基本至流行時尚優質且物有所值之服裝。本集團亦經營製衣業務，供應本集團零售業務需求，並向本集團以外之人士供應製成品。

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The principal business of the Group is the retailing and distribution of casual apparel and accessories under *Giordano*, *Giordano Ladies*, *Giordano Junior* and *Bluestar Exchange* brands. These brands offer basic to modern fashionable apparel of quality and value. The Group also carries on apparel manufacturing operation, supporting the Group's retail business and supplying products to third parties.

分部資料

本集團截至二零零三年十二月三十一日止年度按照主要業務及營運地區之表現分析載於第五十至五十四頁之財務報表附註二。

SEGMENT INFORMATION

An analysis of the Group's performance by principal activities and geographical locations of operations for the year ended December 31, 2003 is set out in note 2 to the financial statements on pages 50 to 54.

業績

本集團截至二零零三年十二月三十一日止年度之業績、現金流量及本公司與本集團於該日之財政狀況俱載於第三十六至八十頁之財務報表內。

RESULTS

The results and the cash flow of the Group for the year ended December 31, 2003, and the state of affairs of the Company and of the Group as at that date, are set out in the financial statements on pages 36 to 80.

股息

中期股息每股港幣一點五仙及中期特別股息每股港幣三仙已於二零零三年九月十日派發。

截至二零零三年十二月三十一日止年度，董事會向股東建議派發末期股息每股港幣四點五仙及末期特別股息每股港幣一角二仙。

DIVIDENDS

An interim dividend of 1.5 HK cents per share and an interim special dividend of 3.0 HK cents per share were paid on September 10, 2003.

The directors recommend to shareholders the payment of a final dividend of 4.5 HK cents per share and a final special dividend of 12.0 HK cents per share for the year ended December 31, 2003.

儲備

本年度內，儲備之變動情況載於第四十及四十一頁之權益變動表。

RESERVES

Movements in reserves during the year are set out in the Statements of Changes in Equity on pages 40 and 41.

可供分派儲備

於二零零三年十二月三十一日，本公司之可供分派滾存溢利及繳入盈餘為港幣九億九千七百萬元(二零零二年：港幣十億三千萬元)。

DISTRIBUTABLE RESERVES

As at December 31, 2003, the retained profits of the Company together with the contributed surplus available for distribution amounted to HK$997 million (2002: HK$1,030 million).

慈善捐款

本集團於本年度內之慈善捐款為港幣一百八十萬元。

CHARITABLE DONATIONS

Donations made for charitable purposes by the Group during the year amounted to HK$1.8 million.

固定資產

本年度內，集團共添置約港幣六千二百萬元之固定資產。本年度固定資產變動情況載於第六十三及六十四頁之財務報表附註十一。

FIXED ASSETS

During the year, the Group acquired fixed assets of approximately HK$62 million. Movements in fixed assets during the year are set out in note 11 to the financial statements on pages 63 and 64.

主要附屬公司

本公司於二零零三年十二月三十一日主要附屬公司詳情載於第七十七至八十頁之財務報表附註二十八。

PRINCIPAL SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at December 31, 2003 are set out in note 28 to the financial statements on pages 77 to 80.

銀行貸款及透支

於二零零三年十二月三十一日，本集團須即付或於一年內償還之銀行貸款及透支約港幣六千六百萬元。

BANK LOANS AND OVERDRAFTS

As at December 31, 2003, the Group's bank loans and overdrafts of approximately HK$66 million were repayable on demand or within one year.

主要供應商及客戶

本集團首五大供應商及客戶所佔的購買及銷售總額均低於百分之三十。

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate percentages of purchases and sales attributable to the Group's five largest suppliers and customers respectively are less than 30 percent.

十年財務資料

本集團過去十個財政年度之業績、資產及負債摘要載於第二及三頁。

TEN-YEAR FINANCIAL INFORMATION

A summary of the results, assets and liabilities of the Group for the last ten fiscal years is set out on pages 2 and 3.

股本

本公司之股本於年內變動詳情載於第六十八頁之財務報表附註十七。

SHARE CAPITAL

Details of the movements in share capital of the Company during the year are shown in note 17 to the financial statements on page 68.

購股權資料

購股權計劃之摘要及本公司購股權於本年度內變動詳情載於第八十一至八十五頁。

SHARE OPTION INFORMATION

A summary of the share option scheme and details of the movement in share options of the Company during the year are set out on pages 81 to 85.

股份優先購買權

本公司之細則中並無股份優先購買權之規定，而百慕達法例則無限制此等權利。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-Laws although there are no restrictions against such rights under the laws of Bermuda.

購買、出售或贖回本公司之上市證券

本公司在本年度內並無贖回其股份。年內，本公司及其任何附屬公司亦無購買或出售任何本公司之股份。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

董事會

本年度內及截至本報告日止之董事為：

劉國權先生
歐文柱先生 *
畢滌凡先生 *
馮永昌先生
李鵬飛先生，JP *
馬灼安先生
William Garrett BENNETT 先生 #
(於二零零三年七月一日辭任)
黃百全先生
(於二零零三年二月十五日辭任)

* *獨立非執行*
\# *非執行*

根據本公司細則第九十八條，畢滌凡先生於即將舉行之股東週年大會上輪值告退，備選再任。

於本報告日，本公司董事及本集團高級管理人員之履歷載於第七至九頁。

DIRECTORS

The directors who held office during the year and up to the date of this report were:

Mr. LAU Kwok Kuen, Peter
Mr. AU Man Chu, Milton *
Mr. Barry John BUTTIFANT *
Mr. FUNG Wing Cheong, Charles
Mr. LEE Peng Fei, Allen, JP *
Mr. MAH Chuck On, Bernard
Mr. William Garrett BENNETT #
(resigned on July 1, 2003)
Mr. WONG Pak Chuen, Paul
(resigned on February 15, 2003)

* *Independent non-executive*
\# *Non-executive*

Mr. Barry John Buttifant will retire at the forthcoming Annual General Meeting in accordance with Bye-Law 98 of the Company's Bye-Laws and, being eligible, offer himself for re-election.

Biographical details of the directors of the Company and senior managers of the Group as at the date of this report are set out on pages 7 to 9.

董事服務合約

在即將召開之股東週年大會上膺選連任之董事，概無與本公司或其附屬公司訂立本集團不可於一年內無須賠償(法定補償除外)而終止之服務合約。

DIRECTOR'S SERVICE CONTRACT

The director being proposed for re-election at the forthcoming Annual General Meeting does not have any service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

董事享有權益之合約

本公司或其任何附屬公司概無參與訂立於年內或年終任何時間使本公司任何董事擁有不論直接或間接之重大權益之合約。

DIRECTORS' INTERESTS IN CONTRACTS

None of the directors had a material interest, whether directly or indirectly, in any contract of significance subsisting during or at the end of the year to which the Company or any of its subsidiaries was a party.

董事權益

於二零零三年十二月三十一日，根據證券及期貨條例(「該條例」)第XV部第七及第八分部已知會本公司，並已依據該條例第三百五十二條列入記錄於本公司存置之登記冊內；或根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)內之上市公司董事進行證券交易的標準守則已知會本公司，有關本公司董事及行政總裁擁有本公司或其任何相關法團(按該條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉(包括根據該條例之該等條文任何該等董事及行政總裁擁有或被視作擁有之權益或淡倉)如下：

INTERESTS OF DIRECTORS

As at December 31, 2003, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) and have been recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which have been notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") ("Listing Rules"), were as follows:

本公司股份

Shares in the Company

董事姓名 **Name of director**	權益性質 **Nature of interest**	股份實益權益 *(附註)* **Beneficial interest in shares** *(Note)*	非上市之相關股份實益權益 *(附註)* **Beneficial interest in unlisted underlying shares** *(Note)*	總權益百分率概約 **Approximate aggregate percentage of interests**
劉國權 Lau Kwok Kuen, Peter	個人 Personal	12,708,000	25,000,000	2.61%
馮永昌 Fung Wing Cheong, Charles	個人 Personal	800,000	5,900,000	0.46%
馬灼安 Mah Chuck On, Bernard	個人 Personal	479,086	6,840,000	0.51%

附註：

擁有之股份及股本衍生工具之相關股份權益均為好倉。

Note:

Interests in the shares and underlying shares of equity derivatives are long position.

有關董事及行政總裁擁有本公司股本衍生工具之相關股份之購股權(按二零零二年一月二十四日採納之購股權計劃而授出)權益詳情，載於第八十一至八十五頁之購股權資料。

Details of the interests of directors and chief executive of the Company in the underlying shares of equity derivatives in respect of options granted to them pursuant to the share option scheme adopted by the Company on January 24, 2002 are set out in the Share Option Information on pages 81 to 85.

除上述披露外，於二零零三年十二月三十一日，根據該條例第三百五十二條已列入記錄於本公司存置之登記冊；或根據上述上市規則的標準守則已知會本公司，本公司各董事及行政總裁概無擁有或被視作擁有本公司或其任何相關法團(按該條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉。此外，除載於第八十一至八十五頁之購股權資料所披露外，本公司或其任何附屬公司於截至二零零三年十二月三十一日止整年內概無訂立任何安排，致使本公司董事或彼等之配偶或未滿十八歲之子女可藉購入本公司或其他法團之股份或債券而獲益。

Save as disclosed above, as at December 31, 2003, none of the directors and chief executive of the Company had or was deemed to have any interest or short position in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which has been recorded in the register maintained by the Company pursuant to section 352 of the SFO or which has been notified to the Company pursuant to the above mentioned Model Code of the Listing Rules. Furthermore, save as disclosed in the Share Option Information set out on pages 81 to 85, at no time during the year ended December 31, 2003 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

大股東權益

於二零零三年十二月三十一日，下列人士(除本公司董事及行政總裁外)已根據該條例第XV部第二及第三分部向本公司披露，並已根據該條例第三百三十六條列入記錄於本公司存置之登記冊，擁有本公司之股份或相關股份之權益或淡倉：

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at December 31, 2003, the interests or short positions of the following persons, other than directors and chief executive of the Company, in the shares or underlying shares of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to section 336 of SFO:

名稱 **Name**	附註 Notes	**好倉股份及相關股份總數 Aggregate long position in shares and underlying shares**	**總權益百分率概約 Approximate aggregate percentage of interests**
Aberdeen Asset Management Asia Ltd	1	180,480,800	12.51%
Harris Associates L.P.	2	157,980,300	10.95%
State Street Corporation	3	119,884,027	8.31%
J.P. Morgan Chase & Co.	4	110,977,071	7.70%

附註：

1. Aberdeen Asset Management Asia Ltd持有的一億八千零四十八萬零八百股之身份為投資經理。

2. Harris Associates L.P. 持有的一億五千七百九十八萬零三百股之身份為投資經理。

Notes:

1. The capacity of Aberdeen Asset Management Asia Ltd in holding the 180,480,800 shares was as Investment Manager.

2. The capacity of Harris Associates L.P. in holding the 157,980,300 shares was as Investment Manager.

3. State Street Bank & Trust Company持有一億一千九百八十八萬四千零二十七股，而該公司乃State Street Corporation之全資附屬公司。根據該條例，State Street Corporation被視作擁有一億一千九百八十八萬四千零二十七股股份之權益。

State Street Corporation持有一億一千九百八十八萬四千零二十七股之身份為控制法團的權益。

4. 由J.P. Morgan Chase & Co.所持有之一億一千零九十七萬七千零七十一股股份詳列如下：

3. The 119,884,027 shares were held by State Street Bank & Trust Company, which was a wholly-owned subsidiary of State Street Corporation. By virtue of the SFO, State Street Corporation was deemed to be interested in the 119,884,027 shares.

The capacity of State Street Corporation in holding the 119,884,027 shares was as Controlled Corporation.

4. Details of the 110,977,071 shares held by J. P. Morgan Chase & Co. were as follows:

名稱 **Name**	好倉股份總數 **Aggregate long position in shares**	權益百分率概約 **Approximate percentage of Interest**
J.P. Morgan Chase & Co.	110,977,071	7.695%
J.P. Morgan Fleming Asset Management Holdings Inc.	18,120,000	1.256%
J.P. Morgan Fleming Asset Management (Asia) Inc.	18,120,000	1.256%
JF Asset Management Limited	18,120,000	1.256%
JPMorgan Chase Bank	72,466,950	5.025%
J.P. Morgan International Inc.	1,054,000	0.073%
J.P. Morgan International Finance Limited	1,054,000	0.073%
J.P. Morgan Holdings (UK) Limited	1,000,000	0.069%
J.P. Morgan Securities Ltd.	1,000,000	0.069%
J.P. Morgan Overseas Capital Corporation	54,000	0.004%
J.P. Morgan Whitefriars Inc.	54,000	0.004%
J.P. Morgan Investment Management Inc.	20,390,121	1.414%
J.P. Morgan Investment Management Limited	2,136,000	0.148%

附註：

(i) J.P. Morgan Fleming Asset Management Holdings Inc.、JPMorgan Chase Bank及J.P. Morgan Investment Management Inc.之全部已發行股本由J.P. Morgan Chase & Co. 擁有。根據該條例，J.P. Morgan Chase & Co. 被視作擁有一億一千零九十七萬七千零七十一股股份之權益。

Notes:

(i) The entire issued share capital of each of J.P. Morgan Fleming Asset Management Holdings Inc., JPMorgan Chase Bank and J.P. Morgan Investment Management Inc. was owned by J.P. Morgan Chase & Co. which, by virtue of the SFO, was deemed to be interested in the 110,977,071 shares held by these subsidiaries.

J.P. Morgan Chase & Co.持有的一億一千零九十七萬七千零七十一股股份權益之身份包括一百零五萬四千股為實益擁有人，四千三百二十二萬二千股為投資經理及六千六百七十萬一千零七十一股為核准借出代理人。

The capacity of J.P. Morgan Chase & Co. in holding the 110,977,071 shares was, as to 1,054,000 shares, as Beneficial Owner, as to 43,222,000 shares, as Investment Manager and, as to 66,701,071 shares, as Approved Lending Agent.

此外，亦持有六千六百七十萬一千零七十一股為可供借出的股份。

In addition, there was a Lending Pool of 66,701,071 shares.

(ii) 一千八百一十二萬股為 JF Asset Management Limited 所擁有。J.P. Morgan Fleming Asset Management (Asia) Inc.持有 JF Asset Management Limited百分之九十九點九九的股權，而 J.P. Morgan Fleming Asset Management (Asia) Inc.則為J.P. Morgan Fleming Asset Management Holdings Inc. 之全資擁有。

(ii) 18,120,000 shares were held by JF Asset Management Limited, which was 99.99% owned by J.P. Morgan Fleming Asset Management (Asia) Inc. which was, in turn, wholly-owned by J.P. Morgan Fleming Asset Management Holdings Inc.

(iii) 在 JPMorgan Chase Bank 所擁有的七千二百四十六萬六千九百五十股股份，其中七千一百四十一萬二千九百五十股為直接持有。根據該條例，JPMorgan Chase Bank及其全資附屬公司J.P. Morgan International Inc. 被視作擁有一百零五萬四千股之權益。J.P. Morgan International Inc. 擁有 J.P. Morgan International Finance Limited之全部已發行股本。

(iii) The 72,466,950 shares held by JPMorgan Chase Bank included 71,412,950 shares held directly; by virtue of the SFO, JPMorgan Chase Bank was deemed to be interested in the 1,054,000 shares held by J.P. Morgan International Inc., which in turn owned the entire issued share capital of J.P. Morgan International Finance Limited.

(iv) 一百萬股為J.P. Morgan Securities Ltd.持有。J.P. Morgan Holdings (UK) Limited擁有 J.P. Morgan Securities Ltd.百分之九十的股權，彼則為J.P. Morgan International Finance Limited全資擁有。透過J.P. Morgan Overseas Capital Corporation之全資附屬公司J.P. Morgan Whitefriars Inc.，J.P. Morgan Overseas Capital Corporation 及其全資控股公司J.P. Morgan International Finance Limited亦間接持有五萬四千股。

(iv) 1,000,000 shares were held by J.P. Morgan Securities Ltd., which was 90% owned by J.P. Morgan Holdings (UK) Limited which was, in turn, wholly-owned by J.P. Morgan International Finance Limited, which also indirectly held 54,000 shares through J.P. Morgan Whitefriars Inc. the entire share capital in which was held by J.P. Morgan Overseas Capital Corporation, a wholly-owned subsidiary of J.P. Morgan International Finance Limited.

(v) 在 J.P. Morgan Investment Management Inc. 所擁有的二千零三十九萬零一百二十一股股份，其中一千八百二十五萬四千一百二十一股為直接持有。根據該條例，J.P. Morgan Investment Management Inc. 亦被視作擁有其全資附屬公司 J.P. Morgan Investment Management Limited 所持有的二百一十三萬六千股。

(v) The 20,390,121 shares held by J.P. Morgan Investment Management Inc. included 18,254,121 shares held directly and, by virtue of the SFO, the deemed interest of 2,136,000 shares held by its wholly-owned subsidiary, J.P. Morgan Investment Management Limited.

管理合約

本年度內，本公司並無訂立或進行任何與本公司全部或重要業務有關之管理及行政合約。

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

遵守最佳應用守則

董事會認為，本公司於本年度內一直遵守上市規則附錄十四所載之最佳應用守則(除指引七：本公司之非執行董事乃根據本公司細則獲委任至輪值告退為止；及指引十一：根據公司政策，董事酬金是由本公司董事會委任之補償委員會處理)現時補償委員會由一名執行董事、兩名獨立非執行董事及一名獨立董事會顧問組成。

COMPLIANCE WITH CODE OF BEST PRACTICE

In the opinion of the directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year, except in relation to guideline 7: as non-executive directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws; and guideline 11: as a matter of the Company policy, remuneration of directors is dealt with by a Compensation Committee appointed by the board of directors of the Company and presently it comprises an executive director, two independent non-executive directors and an independent board advisor.

審核委員會

本公司根據上市規則附錄十四所載之最佳應用守則，於一九九八年成立審核委員會。審核委員會於本年度內開會兩次，對本集團之財務報告程序及內部監控制度，作出檢討及向董事會提出建議。於本報告日，審核委員會由本公司三名獨立非執行董事組成。

AUDIT COMMITTEE

The Company has established an Audit Committee since 1998 in accordance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules. Two meetings of the Audit Committee were held during the year to review and advise the board of directors on the Group's financial reporting process and internal controls. As at the date of this report, the Audit Committee comprises the three independent non-executive directors of the Company.

核數師

羅兵咸永道會計師事務所願膺選連任，而續聘彼等之有關決議案將於股東週年大會上提呈。

AUDITORS

PricewaterhouseCoopers, being eligible, offer themselves for re-appointment, and a resolution to this effect will be proposed at the forthcoming Annual General Meeting.

承董事會命
劉國權
主席

香港，二零零四年三月十八日

On behalf of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, March 18, 2004

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

致佐丹奴國際有限公司
全體股東
(於百慕達註冊成立之有限公司)

TO THE SHAREHOLDERS OF
GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)

本核數師已完成審核刊於第三十六至第八十頁之財務報表，該等報表乃按照香港普遍採納之會計原則編製。

We have audited the financial statements on pages 36 to 80 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師各自之責任

公司董事有責任編製真實兼公平之財務報表。在編製該等真實兼公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等財務報表作出獨立意見，並按照百慕達一九八一年《公司法》第九十條僅向全體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製財務報表時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等財務報表所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本核數師認為，上述之財務報表足以真實兼公平地顯示貴公司與貴集團於二零零三年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例之披露規定妥為編製。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零四年三月十八日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 18, 2004

綜合損益表
CONSOLIDATED PROFIT AND LOSS ACCOUNT

截至二零零三年十二月三十一日止年度
For the year ended December 31, 2003

(以港幣百萬元為單位)	*(In HK$ millions)*	附註 Note	2003	(重新列賬) (Restated) 2002
營業額	Turnover	2	**$3,389**	$3,588
銷售成本	Cost of sales		**(1,755)**	(1,911)
毛利	Gross profit		**1,634**	1,677
其他收益	Other revenue	2	**78**	100
分銷費用	Distribution expense		**(970)**	(994)
管理費用	Administrative expense		**(141)**	(147)
其他經營費用	Other operating expense		**(237)**	(251)
經營溢利	Operating profit	2,3	**364**	385
融資費用	Finance expense	4	**(3)**	(4)
應佔聯營公司溢利	Share of profits of associated companies		**21**	85
除稅前溢利	Profit before taxation		**382**	466
稅項	Taxation	7	**(89)**	(114)
除稅後溢利	Profit after taxation		**293**	352
少數股東權益	Minority interests		**(27)**	(24)
股東應佔溢利	Profit attributable to shareholders	8	**$ 266**	$ 328
股息	Dividends	9	**$ 303**	$ 274
每股盈利	Earnings per share	10		
基本	Basic		**18.5 ¢**	22.8 ¢
攤薄	Diluted		**18.4 ¢**	22.6 ¢

二零零三年十二月三十一日
December 31, 2003

(以港幣百萬元為單位)	(In HK$ millions)	附註 Note	集團 Group 2003	(重新列賬) (Restated) 集團 Group 2002	公司 Company 2003	公司 Company 2002
資產	**ASSETS**					
非流動資產	**Non-current assets**					
固定資產	Fixed assets	11	**$ 580**	$ 623	**$ 192**	$ 198
附屬公司權益	Interest in subsidiaries	12	**-**	–	**1,083**	1,078
聯營公司權益	Interest in associated companies	13	**257**	256	**-**	–
租賃訂金及預付款項	Rental deposit and prepayment	14	**184**	189	**-**	–
遞延稅項資產	Deferred tax assets	21	**15**	10	**-**	–
			1,036	1,078	**1,275**	1,276
流動資產	**Current assets**					
存貨	Inventories	15	**222**	252	**-**	–
應收賬款	Trade receivables	16	**171**	136	**-**	–
其他應收款、訂金及預付款項	Other receivables, deposits and prepayments		**276**	286	**3**	3
現金及銀行結存	Cash and bank balances	25	**850**	667	**335**	351
			1,519	1,341	**338**	354
總資產	**Total assets**		**$2,555**	$2,419	**$1,613**	$1,630
權益及負債	**EQUITY AND LIABILITIES**					
股本及儲備	**Capital and reserves**					
股本	Share capital	17	**$ 72**	$ 72	**$ 72**	$ 72
儲備	Reserves	18	**1,489**	1,513	**1,228**	1,287
擬派股息	Proposed dividends	9	**238**	209	**238**	209
			1,799	1,794	**1,538**	1,568
少數股東權益	Minority interests		**71**	61	**-**	–
非流動負債	**Non-current liabilities**					
長期負債	Long-term liabilities	19	**-**	5	**-**	–
遞延稅項負債	Deferred tax liabilities	21	**77**	79	**-**	–
			77	84	**-**	–
流動負債	**Current liabilities**					
應付賬款	Trade payables	20	**300**	209	**-**	–
其他應付款及應付費用	Other payables and accruals		**189**	177	**8**	9
長期負債之流動部份	Current portion of long-term liabilities	19	**-**	4	**-**	–
銀行貸款及透支	Bank loans and overdrafts	25	**66**	53	**66**	53
稅項	Taxation	7	**53**	37	**1**	–
			608	480	**75**	62
總權益及負債	**Total equity and liabilities**		**$2,555**	$2,419	**$1,613**	$1,630

劉國權
LAU KWOK KUEN, PETER
董事
Director

馬灼安
MAH CHUCK ON, BERNARD
董事
Director

綜合現金流量表
CONSOLIDATED CASH FLOW STATEMENT

截至二零零三年十二月三十一日止年度
For the year ended December 31, 2003

(以港幣百萬元為單位)	*(In HK$ millions)*	附註 Note	2003	(重新列賬) (Restated) 2002
經營業務：	**Operating activities:**			
除稅前溢利	Profit before taxation		**$382**	$466
調整：	**Adjustments for:**			
應佔聯營公司溢利	Share of profits of associated companies		**(21)**	(85)
固定資產折舊	Depreciation of fixed assets		**103**	113
利息收入	Interest income		**(7)**	(9)
銀行貸款利息	Interest on bank loans		**-**	1
融資租賃之利息	Interest element of finance leases		**3**	3
商譽撇銷	Written off of goodwill		**-**	1
出售固定資產之淨虧損	Net loss on disposal of fixed assets		**10**	13
攤薄聯營公司權益之虧損	Loss on dilution in interest in an associated company		**1**	–
存貨之減少	Decrease in inventories		**30**	31
應收賬款、其他應收款、訂金及預付款項之(增加)/減少	(Increase)/decrease in trade receivables, other receivables, deposits and prepayments		**(30)**	117
應付賬款、其他應付款及應付費用之增加/(減少)	Increase/(decrease) in trade payables, other payables and accruals		**103**	(95)
經營活動所產生之現金	Cash generated from operations		**574**	556
已付利息	Interest paid		**-**	(1)
已付融資租賃之利息	Interest element of finance lease payments		**(3)**	(3)
已付香港利得稅	Hong Kong profits tax paid		**(27)**	(18)
已付海外稅項	Overseas tax paid		**(46)**	(53)
經營業務之現金流入淨額	**Net cash inflow from operating activities**		**$498**	$481

截至二零零三年十二月三十一日止年度
For the year ended December 31, 2003

(以港幣百萬元為單位)	*(In HK$ millions)*	附註 Note	**2003**	(重新列賬) (Restated) 2002
投資業務：	**Investing activities:**			
購買固定資產	Purchase of fixed assets		**$ (62)**	$ (80)
出售固定資產之收入	Proceeds from sale of fixed assets		**-**	2
租賃訂金及預付款項之減少/(增加)	Decrease/(increase) in rental deposit and prepayment		**5**	(95)
已收利息	Interest received		**7**	9
已收聯營公司股息	Dividends received from associated companies		**12**	11
存款日起三個月以上到期之銀行定期存款之(增加)/減少	(Increase)/decrease of bank deposits with maturity over three months from date of deposits		**(4)**	3
投資業務之現金流出淨額	**Net cash outflow from investing activities**		**(42)**	(150)
融資業務前之現金流入淨額	**Net cash inflow before financing activities**		**456**	331
融資業務：	**Financing activities:**	24		
償還融資租賃之資本部份	Capital element of finance lease payments		**(9)**	(5)
償還少數股東貸款	Repayment of minority shareholders' loan		**-**	(4)
發行股本之收入	Proceeds from issue of share capital		**3**	7
新增銀行貸款	New bank loans		**-**	23
償還銀行貸款	Repayment of bank loans		**-**	(71)
已付少數股東股息	Dividends paid to minority shareholders		**(20)**	(16)
已付股息	Dividends paid		**(274)**	(202)
融資業務之現金流出淨額	**Net cash outflow from financing activities**		**(300)**	(268)
現金及現金等值之增加	**Increase in cash and cash equivalents**		**156**	63
年初現金及現金等值結存	**Cash and cash equivalents at the beginning of the year**		**611**	537
外幣匯率變動之影響	**Effect of foreign exchange rate changes**		**10**	11
年終現金及現金等值結存	**Cash and cash equivalents at the end of the year**	25	**$777**	$611

權益變動表
STATEMENTS OF CHANGES IN EQUITY

截至二零零三年十二月三十一日止年度

For the year ended December 31, 2003

(a) 集團 (a) Group

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	匯兌儲備 Exchange reserve	(附註18) (Note 18) 其他儲備 Other reserves	滾存溢利 Retained profits	合計 Total
於二零零三年一月一日，如前呈報	At January 1, 2003, as previously reported	$72	$383	$3	$463	$(98)	$126	$919	$1,868
採納會計實務準則第十二號－遞延稅項負債淨額之撥備(附註1(i))	Effect of adopting SSAP 12 - provided for net deferred tax liabilities (Note 1 (i))	-	-	-	-	-	-	(74)	(74)
於二零零三年一月一日，經重新列賬	At January 1, 2003, as restated	$72	$383	$3	$463	$(98)	$126	$845	$1,794
本年度溢利處理於：	Profit for the year dealt with by:								
本公司及附屬公司	Company and subsidiaries	-	-	-	-	-	-	253	253
聯營公司	Associated companies	-	-	-	-	-	-	13	13
根據購股權計劃而發行之股份	Issue of shares under share option scheme	-	-	-	3	-	-	-	3
二零零二年末期及特別股息(附註9(b))	2002 final and special dividends (Note 9(b))	-	-	-	-	-	-	(209)	(209)
二零零三年中期及特別股息(附註9(a))	2003 interim and special dividends (Note 9(a))	-	-	-	-	-	-	(65)	(65)
海外附屬公司及分公司換算之匯兌調整	Exchange adjustment on translation of overseas subsidiaries and branches	-	-	-	-	13	-	-	13
遞延稅項負債淨額之撥備(附註21)	Provided for net deferred tax liabilities (Note 21)	-	-	-	-	(3)	-	-	(3)
於二零零三年十二月三十一日	**At December 31, 2003**	**$72**	**$383**	**$3**	**$466**	**$(88)**	**$126**	**$837**	**$1,799**
處理於：	Dealt with by:								
本公司及附屬公司	Company and subsidiaries	$72	$383	$3	$466	$(88)	$ 12	$643	$1,491
聯營公司	Associated companies	-	-	-	-	-	114	194	308
於二零零三年十二月三十一日	**At December 31, 2003**	**$72**	**$383**	**$3**	**$466**	**$(88)**	**$126**	**$837**	**$1,799**

二零零二年之比較數字如下： The comparative figures for 2002 are set out as follows:

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	匯兌儲備 Exchange reserve	(附註18) (Note 18) 其他儲備 Other reserves	滾存溢利 Retained profits	合計 Total
於二零零二年一月一日，如前呈報	At January 1, 2002, as previously reported	$72	$383	$3	$456	$(125)	$127	$779	$1,695
採納會計實務準則第十二號－遞延稅項負債淨額之撥備(附註1(i))	Effect of adopting SSAP 12 - provided for net deferred tax liabilities (Note 1(i))	-	-	-	-	1	-	(61)	(60)
於二零零二年一月一日，經重新列賬	At January 1, 2002, as restated	$72	$383	$3	$456	$(124)	$127	$718	$1,635
本年度溢利處理於(重新列賬)：	Profit for the year dealt with by (restated):								
本公司及附屬公司	Company and subsidiaries	-	-	-	-	-	-	270	270
聯營公司	Associated companies	-	-	-	-	-	-	58	58
根據購股權計劃而發行之股份	Issue of shares under share option scheme	-	-	-	7	-	-	-	7
二零零一年末期及特別股息(附註9(b))	2001 final and special dividends (Note 9(b))	-	-	-	-	-	-	(137)	(137)
二零零二年中期股息(附註9(a))	2002 interim dividend (Note 9(a))	-	-	-	-	-	-	(65)	(65)
轉撥其他儲備	Transfer to other reserves	-	-	-	-	-	(1)	1	-
海外附屬公司及分公司換算之匯兌調整	Exchange adjustment on translation of overseas subsidiaries and branches	-	-	-	-	27	-	-	27
遞延稅項負債淨額之撥備(附註21)	Provided for net deferred tax liabilities (Note 21)	-	-	-	-	(1)	-	-	(1)
於二零零二年十二月三十一日	At December 31, 2002	$72	$383	$3	$463	$ (98)	$126	$845	$1,794
處理於(重新列賬)：	Dealt with by (restated):								
本公司及附屬公司	Company and subsidiaries	$72	$383	$3	$463	$ (98)	$ 12	$664	$1,499
聯營公司	Associated companies	-	-	-	-	-	114	181	295
於二零零二年十二月三十一日	At December 31, 2002	$72	$383	$3	$463	$ (98)	$126	$845	$1,794

(b) 公司 **(b) Company**

(以港幣百萬元為單位)	*(In HK$ millions)*	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	滾存溢利 Retained profits	合計 Total
於二零零三年一月一日	At January 1, 2003	**$72**	**$540**	**$3**	**$463**	**$490**	**$1,568**
本年度溢利(附註 8)	Profit for the year (Note 8)	-	-	-	-	**241**	**241**
根據購股權計劃而發行之股份	Issue of shares under share option scheme	-	-	-	**3**	-	**3**
二零零二年末期及特別股息(附註 9(b))	2002 final and special dividends (Note 9(b))	-	-	-	-	**(209)**	**(209)**
二零零三年中期及特別股息(附註 9(a))	2003 interim and special dividends (Note 9(a))	-	-	-	-	**(65)**	**(65)**
於二零零三年十二月三十一日	**At December 31, 2003**	**$72**	**$540**	**$3**	**$466**	**$457**	**$1,538**

二零零二年之比較數字如下： The comparative figures for 2002 are set out as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	滾存溢利 Retained profits	合計 Total
於二零零二年一月一日	At January 1, 2002	$72	$540	$3	$456	$391	$1,462
本年度溢利(附註 8)	Profit for the year (Note 8)	-	-	-	-	301	301
根據購股權計劃而發行之股份	Issue of shares under share option scheme	-	-	-	7	-	7
二零零一年末期及特別股息(附註 9(b))	2001 final and special dividends (Note 9(b))	-	-	-	-	(137)	(137)
二零零二年中期股息(附註 9(a))	2002 interim dividend (Note 9(a))	-	-	-	-	(65)	(65)
於二零零二年十二月三十一日	At December 31, 2002	$72	$540	$3	$463	$490	$1,568

1. 主要會計政策

財務報表中所採用之主要會計政策現列載如下：

(a) 編製基準

本財務報表乃按照香港普遍採納之會計原則及香港會計師公會頒布之會計準則編製。本財務報表按照歷史成本常規法編製。

於本年度，本集團根據香港會計師公會頒布之會計實務準則(「會計準則」)第十二號「所得税」(經修訂)需要改變其會計政策。此會計準則於二零零三年一月一日或以後開始之會計年度生效。

下列為本集團因採納此經修訂之會計準則第十二號而作出會計政策上的主要改變於附註1(i)內列出。

(b) 綜合基準

(i) 綜合財務報表包括本公司及其附屬公司截至二零零三年十二月三十一日止之財務報表。

(ii) 所有集團內公司間之重大交易及結餘已於綜合報表內對銷。

(iii) 於本年度內收購或出售之附屬公司，其業績由收購或出售生效日起計在綜合損益表內處理。

(iv) 出售附屬公司之收益或虧損，指出售所得之收入與集團應佔公司資產淨值(連同之前並未在綜合損益表內支銷或入賬之任何未攤銷商譽或負商譽)之差額。

(v) 少數股東權益指外界股東所佔附屬公司經營業績及資產淨值之權益。

1. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The financial statements are prepared under the historical cost convention.

In the current year, the Group has changed its accounting policy following its adoption of the Statement of Standard Accounting Practice ("SSAP") 12 "Income Tax" (revised) issued by the HKSA which is effective for accounting years commencing on or after January 1, 2003.

The significant change in the Group's accounting policy resulting from the adoption of this revised SSAP12 is set out in note 1(i).

(b) Basis of consolidation

(i) The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31, 2003.

(ii) All material intercompany transactions and balances within the Group are eliminated on consolidation.

(iii) The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated profit and loss account from or up to the effective dates of acquisition or disposal.

(iv) The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortized goodwill or negative goodwill which was not previously charged or recognized in the consolidated profit and loss account.

(v) Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

1. 主要會計政策（續）

(c) 附屬公司

附屬公司指本公司直接或間接持有多於百分之五十投票權或已發行股本或擁有組成董事會之控制權或有權監控其財務及經營政策之公司。

附屬公司之投資，以成本值扣除減值虧損之撥備納入本公司之資產負債表內。本公司將附屬公司之業績按已收及應收股息入賬。

(d) 聯營公司

聯營公司為附屬公司以外，指本集團持有其股本權益作長期投資，並對其管理有重大影響力之公司。

綜合損益表包括本集團應佔聯營公司於該年度業績，而綜合資產負債表則包括本集團應佔聯營公司資產淨值及於收購中未攤銷之溢價結餘。

(e) 商譽

商譽指收購成本超出於收購日本集團應佔所收購附屬公司/聯營公司之淨資產公平價值。

收購商譽計入無形資產，並於其估計可用年期以直線法於最多二十年期間攤銷。然而，該商譽所產生之任何減值於發生之年內入賬。如有跡象出現減值，該商譽之賬面淨值需作出評估並減至其可收回價值。

出售附屬公司或聯營公司之損益包括所出售此公司有關商譽之未攤銷結餘，或該有關商譽已於儲備中撇銷但並未計入於過去之損益表。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(c) Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than 50 percent of its voting power or issued share capital or controls the composition of its board of directors or have power to govern its financial and operating policies.

Investments in subsidiaries are carried in the Company's balance sheet at cost, less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(d) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of net assets of the associated companies and also the balance of unamortized premium on acquisition.

(e) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated company at the date of acquisition.

Goodwill on acquisitions is included in intangible assets and is amortized using the straight-line method over its estimated useful life to a maximum period of 20 years. However, any impairment arising on such goodwill is accounted for in the year the impairment takes place. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The gain or loss on disposal of a subsidiary or an associated company includes the unamortized balance of goodwill relating to the company disposed of, or the related goodwill written off against reserves to the extent it has not previously been calculated in the profit and loss account.

1. 主要會計政策（續）

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) 固定資產

(i) 永久業權土地以成本值入賬及不作攤銷。

(ii) 租賃土地及樓宇、裝修及其他固定資產以成本值扣除累積折舊及累積減值虧損列賬。成本值指資產之購買價及將資產達至現行用途之其他有關費用。

(iii) 租賃土地之折舊是按剩餘租賃年期將其成本值撇銷計算。

(iv) 租賃樓宇及裝修之折舊是以其賬面金額按剩餘租賃年期或其估計於本集團可使用年期兩者之較短計算。賬面金額指包括在資產負債表內以成本值或估值價扣除累積折舊及累積減值虧損後列賬之金額。

(v) 固定資產之折舊乃將資產成本值按其估計於本集團可使用年期以直線方式撇銷，採用之主要折舊年率如下：

租賃土地及樓宇	2%
租賃物業裝修	20%
機器及設備	20%
汽車	20% – 25%
辦公室設備	20% – 25%
傢俬及固定裝置	20% – 25%

(vi) 固定資產重修至其正常運作狀態之主要成本支出均在損益表內支銷。改良工程支出均資本化，並按其對本集團之預計可用年期折舊。

(vii) 於每個結算日，固定資產之賬面值均作出檢查，以評估有任何跡象顯示資產出現減值。如有跡象出現減值，則估計其可收回價值，並（如需要）把減值虧損入賬以將資產減至其可收回價值，此等減值虧損在損益表內入賬。

(f) Fixed assets

(i) Freehold land is stated at cost and is not amortized.

(ii) Leasehold land and buildings, leasehold improvements and other fixed assets are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

(iii) Depreciation of leasehold land is calculated to write off its cost over the unexpired period of the lease.

(iv) Depreciation of leasehold buildings and improvements is calculated to write off their carrying amounts over the unexpired periods of the leases or their expected useful lives to the Group whichever is shorter. An asset's carrying amount is the amount at which it is included in the balance sheet, whether at cost or valuation, after deducting accumulated depreciation and any accumulated impairment losses.

(v) Depreciation of fixed assets is calculated to write off their costs on the straight-line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Leasehold land and buildings	2%
Leasehold improvements	20%
Plant and machinery	20%
Motor vehicles	20% – 25%
Office equipment	20% – 25%
Furniture and fixtures	20% – 25%

(vi) Costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvement works are capitalized and depreciated over their expected useful lives to the Group.

(vii) At each balance sheet date, the carrying amount of fixed assets are reviewed in order to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized to reduce the asset to its recoverable amount, such impairment losses are recognized in the profit and loss account.

1. 主要會計政策(續)

(f) 固定資產(續)

(viii) 出售固定資產之收益或虧損指出售淨收益與有關資產賬面金額之差額,並於損益表內入賬。

(g) 租賃資產

(i) **融資租賃**

凡租賃條款規定將擁有資產之回報及風險大部份轉讓予本集團,均列為融資租賃。融資租賃開始時,是以資產之公平價值連同日後需繳付之租金(不包括利息部份)之債務入賬。

向出租人支付之款項包括資本及利息兩部份。融資費用按尚欠資本結餘之比例在損益表中支銷。

以融資租賃持有之資產按租賃期或資產之估計可用年限(兩者以較短者為準)計算折舊。

(ii) **經營租賃**

凡租賃條款規定將擁有資產之回報及風險大部份由出租公司保留之租賃,皆列為經營租賃。經營租賃之租金在租賃期內以直線法在損益表內支銷。

(h) 存貨

存貨按成本值與可變現淨值兩者中之較低者入賬。成本值乃按加權平均之基準並按下列方法計算:

(i) 原料及購入貨品 — 按發票價加採購成本。

(ii) 在製貨品及製成品 — 直接物料成本、直接勞工成本及應佔之生產費用。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Fixed assets (continued)

(viii) The gain or loss on disposal of fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

(g) Assets under leases

(i) **Finance leases**

Leases that substantially transfer to the Group all the rewards and risks of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balance outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) **Operating leases**

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental payments applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease periods.

(h) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on a weighted average basis and is arrived at as follows:

(i) Raw materials and purchased goods – invoiced prices plus procurement costs.

(ii) Work in progress and finished goods – cost of direct materials, direct labor and an appropriate proportion of production overheads.

1. 主要會計政策（續）

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(h) 存貨（續）

可變現淨值乃存貨在正常業務情況下之售價扣除變賣費用，及（如適用）扣除製成產品之估計成本。

(h) Inventories (continued)

Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of realization and, where appropriate, the cost of conversion from their existing state to a finished condition.

(i) 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在財務報表之賬面值兩者之短暫性差異作全數撥備。於結算日已頒布或實質上頒布的稅率，將用作為決定遞延稅項。

因稅務虧損所產生之遞延稅項資產不會確認入賬，除非預期日後應課稅溢利可抵銷此短暫性差異。

遞延稅項就投資於附屬公司及聯營公司所產生之短暫性差異而撥備，但假若母公司可以控制此時差之撥回，並有可能在可預見未來不會撥回則除外。

於過往年度，遞延稅項乃因應課稅盈利與賬目上盈利間之時差，並預期於可預見將來支付或可收回之負債及資產而按現行稅率計算。會計政策之變更已追溯應用，故比較數字已重新列賬，以符合經修訂之政策。

詳述於權益變動表內，二零零二年及二零零三年一月一日之權益期初結餘已分別減少港幣六千萬元及港幣七千四百萬元，為此兩年之未撥備遞延稅項負債淨額。是項調整導致二零零二年十二月三十一日之遞延稅項資產和遞延稅項負債分別增加港幣一千萬元及港幣七千九百萬元；而聯營公司的投資值則減少港幣五百萬元。於截至二零零二年十二月三十一日止年度之溢利及在該日之權益分別已減少港幣一千三百萬元及港幣七千四百萬元。

(i) Deferred taxation

Deferred taxation is provided in full, using liability method, on temporary differences between the tax base of assets/(liabilities) and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are not recognized unless it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on the temporary differences arising on investment in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference can be controlled by the parent company and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing difference between taxable profit and accounting profit to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The change in accounting policy has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy.

As detailed in the statement of changes in equity, opening balances of equity at January 1, 2002 and 2003 were reduced by HK$60 million and HK$74 million respectively, which represent the unprovided net deferred tax liabilities in the two years. This change has resulted in an increase in deferred tax assets and deferred tax liabilities as well as a decrease in investment in associated companies at December 31, 2002 by HK$10 million, HK$79 million and HK$5 million respectively. The profit for the year ended December 31, 2002 and the equity at that date have been reduced by HK$13 million and HK$74 million respectively.

1. 主要會計政策（續）

(j) 外幣換算

年內之外幣交易乃按交易當日之匯率換算為港幣。以外幣結算之外幣貨幣性資產及負債均以結算日之匯率換算成為港幣入賬。除以下附註，所產生之匯兌差額均已計入損益表內。

海外附屬公司及分公司之資產負債表乃按結算日之匯率換算成為港幣。海外附屬公司及分公司之損益表乃按年內之平均匯率換算為港幣。由此產生之兌換差額作為匯兌儲備變動處理。

(k) 收入確認

(i) 售貨收入乃於貨物已銷售及交收時確認。

(ii) 利息收入根據尚未償還之本金按時間比例及適用利率計算。

(iii) 佣金收入在提供服務時確認。

(iv) 特許權收入按應計基準確認。

(v) 經營租賃之租金收入按直線法確認。

(vi) 股息收入在收取股息之權利確定時確認。

(l) 借貸成本

所有借貸成本於發生年度內支銷在損益表。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(j) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Foreign currency monetary assets and liabilities are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Except as noted below, exchange differences are dealt with in the profit and loss account.

The balance sheets of overseas subsidiaries and branches at the year end are translated into Hong Kong dollars at the rate of exchange ruling at the balance sheet date. The profit and loss accounts of overseas subsidiaries and branches are translated at an average rate for the year. Exchange differences are dealt with as a movement in exchange reserve.

(k) Revenue recognition

(i) Revenue in respect of goods sold is recognized on the basis of goods sold and delivered.

(ii) Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii) Commission income is recognized when services are rendered.

(iv) Royalty income is recognized on an accrual basis.

(v) Operating lease rental income is recognized on a straight-line basis.

(vi) Dividend income is recognized when the right to receive payment is established.

(l) Borrowing costs

All borrowing costs are charged to the profit and loss account in the year in which they are incurred.

1. 主要會計政策（續）

(m) 僱員福利

(i) 退休金責任

除台灣之退休計劃安排外，本集團為所有合資格的僱員實行界定供款計劃及（如適用）參與中央界定供款公積金計劃。界定供款計劃資產與本集團資產分開持有，並由獨立基金管理。僱主與僱員雙方均須就該等計劃作供款，而供款額乃取決於僱員薪金之百分比，而該百分比的幅度由百分之二至百分之二十不等。

本集團向該強制性公積金及界定供款計劃所作出之供款在發生時作為費用支銷，而員工在全數取得既得之利益前退出計劃而被沒收之僱主供款將會用作扣減此供款。

本公司之全資附屬公司之台灣分公司按照台灣之勞動基準法（經修訂），參與中央界定福利退休金計劃（「台灣計劃」），提供所有僱員退休金福利。本集團有責任確保台灣計劃有足夠資金支付員工之退休金。目前該分公司之退休金是按該分公司僱員薪資總額之百分之二（此百分比是經相關之政府機關釐定並批准）提撥。台灣計劃之資產由中央信託局進行投資。

(ii) 權益補償福利

根據本公司之購股權計劃，由董事會決定購股權授予合資格人士。當購股權授出時，其代價收入在財務報表內確認。當購股權被行使時，所得款項扣除任何交易成本後撥入股本（面值）及股份溢價。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(m) Employee benefits

(i) Pension obligations

Except for the pension scheme arrangements in Taiwan, the Group operates defined contribution schemes and, if applicable, participates in central defined contribution provident fund schemes for all qualified employees. The assets of the said schemes are held separately from those of the Group in independently administered funds. Contributions to these schemes are made by both the employers and employees at rates ranging from two percent to twenty percent on the employees' salary.

The Group's contributions to the mandatory provident fund scheme and defined contribution plans are expensed as incurred and, if applicable, are reduced by contributions forfeited by those employees who leave the scheme or the plan prior to vesting fully in the contributions.

The branches of a wholly-owned subsidiaries of the Group, in Taiwan participate in a central defined benefit pension schemes ("Taiwan Schemes") providing benefits to all employees in accordance with the Labor Standards Law (as amended) in Taiwan. The Group has an obligation to ensure that there are sufficient funds in the Taiwan Schemes to pay the benefits earned. The branches currently contribute at two percent of the total salaries as determined and approved by the relevant government authorities. The assets of the Taiwan Schemes are invested by the Central Trust of China.

(ii) Equity compensation benefits

Under the share option scheme of the company, share options are granted to eligible persons at directors' discretion. When options are granted, considerations received are recognized in the financial statements. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

1. 主要會計政策（續）

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(n) 現金及現金等值

現金及現金等值屬短期及高流動性投資，可隨時轉換為預定之現金數額而無須預先發出通知。就現金流量表而言，現金及現金等值包括手頭現金、銀行透支及償還期為貸款日起計三個月內之銀行貸款。

(n) Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investment which are readily convertible into known amounts of cash without notice. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, bank overdrafts and advances from banks repayable within three months from the date of the advance.

(o) 撥備

本集團對已發生的事件須承擔法律性或推定性的責任，而解除該責任時可能有資源流出，並可靠地估計金額作出撥備。

(o) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(p) 分部報表

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要報告形式，而地區分布資料則以次要報告形式呈列。

分部資產主要包括固定資產、租賃訂金及預付款項、存貨、應收款項及經營現金。分部負債指經營負債，而不包括稅項及若干企業借款等項目。資本開支指對固定資產之添置，當中包括因購買附屬公司而產生之資產增加。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本開支則按資產所在地計算。

(p) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Segment assets consist primarily of fixed assets, rental deposit and prepayment, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which customers are located. Total assets and capital expenditure are where the assets are located.

(q) 或然負債

或然負債指因為過往事件而可能引起之承擔，而其存在只能就集團控制範圍以外之一宗或多宗不確定未來事件之出現而確認。或然負債亦可能因過往事件引致之現有承擔，但由於可能不需要有經濟資源流出，或承擔金額未能可靠衡量而未有記賬。

或然負債不會被確認，但會在財務報表附註中披露。假若資源流出之可能性改變而導致可能出現資源流出，則確認為撥備。

(q) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognized as a provision.

2. 營業額、收益及分部資料

2. TURNOVER, REVENUE AND SEGMENT INFORMATION

本集團主要業務為零售及分銷其*Giordano*、*Giordano Ladies*、*Giordano Junior*、*Bluestar Exchange*等品牌之便服及配襯用品。本集團亦同時經營製衣業務，以供應集團零售業務需求，並向本集團以外之人士供應製成品。

The principal business of the Group is retailing and distribution of casual apparel and accessories under *Giordano, Giordano Ladies, Giordano Junior, Bluestar Exchange* brands. The Group also carries on apparel manufacturing operation, supporting the Group's retail business and supplying products to third parties.

本年度已確認之營業額及收益如下：

Turnover and revenue recognized during the year are as follows:

			(重新列賬) (Restated)
		集團 Group	
(以港幣百萬元為單位)	*(In HK$ millions)*	**2003**	2002
營業額	**Turnover**		
零售及分銷業務之銷售收入	Sales revenue from retailing and distribution operations	**$3,221**	$3,375
製衣業務之銷售收入	Sales revenue from manufacturing operations	**168**	213
		$3,389	$3,588
其他收益	**Other revenue**		
利息收入	Interest income	**$ 7**	$ 9
佣金收入	Commission income	**6**	9
租金收入	Rental income	**24**	20
特許權收入	Royalty income	**19**	24
其他收入	Other income	**22**	38
		$ 78	$ 100

2. 營業額、收益及分部資料（續）

2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(a) 主要報告形式－業務分部資料

(a) Primary reporting format – business segments

(以港幣百萬元為單位)	(In HK$ millions)	零售及分銷業務 Retail and Distribution 2003	製衣業務 Manufacturing 2003	其他業務 Other Operation 2003	抵銷項 Eliminations 2003	集團 Group 2003
營業額	**Turnover**					
對外銷售	External sales	$3,221	$168	$ -	$ -	
分部間銷售	Inter-segment sales	-	517	-	(517)	
		$3,221	$685	$ -	$(517)	$3,389
分部業績	**Segment results**					
經營溢利	Operating profit	$ 316	$ 42	$ 3	$ 3	$ 364
融資費用	Finance expense					(3)
應佔聯營公司溢利	Share of profits of associated companies					21
除稅前溢利	Profit before taxation					382
稅項	Taxation					(89)
除稅後溢利	Profit after taxation					293
少數股東權益	Minority interests					(27)
股東應佔溢利	Profit attributable to shareholders					$ 266
資產	**Assets**					
分部資產	Segment assets	$1,706	$242	$335		$2,283
聯營公司權益	Interest in associated companies	$ 257				257
未分配之資產	Unallocated corporate assets					15
總資產	Total assets					$2,555
負債	**Liabilities**					
分部負債	Segment liabilities	$ 380	$109			$ 489
未分配之負債	Unallocated corporate liabilities					196
總負債	Total liabilities					$ 685
其他資料	**Other information**					
資本開支(附註 11)	Capital expenditure (Note 11)	$ 60	$ 2			$ 62
固定資產折舊(附註 3)	Depreciation (Note 3)	$ 86	$ 17			$ 103

分部間銷售是在正常業務範圍內進行，交易價格及條款可與集團其他第三者客戶相比。

Inter-segment sales were conducted in the normal course of business at prices and terms comparable to the other third party customers of the Group.

2. 營業額、收益及分部資料（續） 2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(a) 主要報告形式－業務分部資料（續） (a) Primary reporting format – business segments (continued)

(以港幣百萬元為單位)	(In HK$ millions)	零售及分銷業務 Retail and Distribution 2002	製衣業務 Manufacturing 2002	其他業務 Other Operation 2002	抵銷項 Eliminations 2002	集團 Group 2002
營業額	**Turnover**					
對外銷售	External sales	$3,375	$213	$ -	$ -	
分部間銷售	Inter-segment sales	-	546	-	(546)	
		$3,375	$759	$ -	$(546)	$3,588
分部業績（重新列賬）	**Segment results (restated)**					
經營溢利	Operating profit	$ 320	$ 54	$ 6	$ 5	$ 385
融資費用	Finance expense					(4)
應佔聯營公司溢利	Share of profits of associated companies					85
除稅前溢利	Profit before taxation					466
稅項	Taxation					(114)
除稅後溢利	Profit after taxation					352
少數股東權益	Minority interests					(24)
股東應佔溢利	Profit attributable to shareholders					$ 328
資產（重新列賬）	**Assets (restated)**					
分部資產	Segment assets	$1,509	$293	$351		$2,153
聯營公司權益	Interest in associated companies	$ 256				256
未分配之資產	Unallocated corporate assets					10
總資產	Total assets					$2,419
負債（重新列賬）	**Liabilities (restated)**					
分部負債	Segment liabilities	$ 266	$120			$ 386
未分配之負債	Unallocated corporate liabilities					178
總負債	Total liabilities					$ 564
其他資料	**Other information**					
資本開支	Capital expenditure	$ 78	$ 2			$ 80
固定資產折舊（附註 3）	Depreciation (Note 3)	$ 94	$ 19			$ 113

2. 營業額、收益及分部資料(續) 2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(b) 次要報告形式－地區分部資料 (b) Secondary reporting format – geographical segments

(以港幣百萬元為單位)	(In HK$ millions)	營業額 Turnover 2003	資本開支 Capital expenditure 2003	總資產 Total assets 2003
中國大陸	Mainland China	$ 818	$19	$ 842
香港	Hong Kong	726	7	780
台灣	Taiwan	604	15	248
新加坡	Singapore	349	1	125
韓國	Korea	170	-	-
日本	Japan	146	4	55
其他地區	Other territories	576	16	233
		$3,389	$62	$2,283
聯營公司權益	Interest in associated companies			257
未分配之資產	Unallocated corporate assets			15
總資產	Total assets			$2,555

(以港幣百萬元為單位)	(In HK$ millions)	營業額 Turnover 2002	資本開支 Capital expenditure 2002	(重新列賬) (Restated) 總資產 Total assets 2002
中國大陸	Mainland China	$ 862	$10	$ 791
香港	Hong Kong	784	15	716
台灣	Taiwan	677	30	251
新加坡	Singapore	372	9	165
韓國	Korea	202	–	–
日本	Japan	200	5	61
其他地區(附註 2(c))	Other territories (Note 2(c))	491	11	169
		$3,588	$80	$2,153
聯營公司權益(重新列賬)	Interest in associated companies (restated)			256
未分配之資產	Unallocated corporate assets			10
總資產	Total assets			$2,419

由於按以上地區劃分之溢利與營業額之相對比例值並無重大差異，故此並無列出按照地區劃分之溢利分析。

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis was presented on profit contributions from the above geographical locations.

2. 營業額、收益及分部資料（續）

2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(c) 於德國之合營企業已終止運作，而*Bluestar Exchange*連鎖店全線二十三間門市已於二零零二年九月三十日關閉。於二零零二年度，德國市場之營業額為港幣二千一百萬元已包括於其他地區營業額。

(c) The joint venture in Germany was dissolved and the entire 23-outlet *Bluestar Exchange* chain was closed on September 30, 2002. The turnover of HK$21 million from Germany market was included in the other territories for the year 2002.

3. 經營溢利

3. OPERATING PROFIT

(以港幣百萬元為單位)	*(In HK$ millions)*	集團 Group **2003**	2002
經營溢利已扣除下列各項：	**The operating profit is stated after charging:**		
核數師酬金	Auditors' remuneration	**$ 3**	$ 2
自置固定資產折舊	Depreciation of owned fixed assets	**100**	110
融資租賃之固定資產折舊	Depreciation of fixed assets held under finance leases	**3**	3
攤薄聯營公司權益之虧損	Loss on dilution in interest in an associated company	**1**	–
出售固定資產之淨虧損	Net loss on disposal of fixed assets	**10**	13
零售商店、辦公室、工廠及貨倉之經營租賃費用	Operating lease rentals in respect of retail shops, office premises, factories and warehouses	**511**	509
員工成本（附註5）	Staff costs (Note 5)	**469**	517
商譽撇銷	Written off of goodwill	**–**	1
並已計入：	**and after crediting:**		
暫時轉讓出口配額所得之收入淨額	Net income arising from the temporary transfer of export quota entitlements	**$ 4**	$ 3

4. 融資費用 / 4. FINANCE EXPENSE

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2003	2002
融資租賃之利息	Interest element of finance leases	**$3**	$3
銀行貸款利息	Interest on bank loans	**–**	1
		$3	$4

5. 員工成本 / 5. STAFF COSTS

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2003	2002
薪金及工資（包括董事酬金）	Salaries and wages (including directors' emoluments)	**$439**	$489
退休金－界定供款計劃	Pension cost – defined contribution plans	**28**	28
退休金－界定福利計劃	Pension cost – defined benefit plans	**2**	–
		$469	$517

於本年度內，僱主用以減低供款水平之未能領取供款為港幣四十萬元（二零零二年：港幣五十萬元）。於二零零三年十二月三十一日，此等可供來年使用之未能領取供款為港幣三萬元（二零零二年：港幣九萬元）。

During the year, the unvested benefits utilized by employers to reduce the level of contributions was HK$0.4 million (2002: HK$0.5 million). As at December 31, 2003, the amounts of the unvested benefits available to be utilized for the following year was HK$0.03 million (2002: HK$0.09 million).

6. 董事及高級管理人員酬金

6. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) 董事酬金

(a) Directors' emoluments

於本年度內，向本公司董事支付之酬金總額如下：

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows :

(以港幣百萬元為單位)	(In HK$ millions)	2003	2002
袍金	Fees	$ 1	$ 1
其他酬金：	Other emoluments:		
基本薪金、房屋津貼、其他津貼及實物收益	Basic salaries, housing allowances, other allowances and benefits in kind	9	13
花紅	Bonuses	9	12
退休金供款	Pension contributions	–	–
		$19	$26

上述披露之董事袍金包括付予獨立非執行董事之港幣一百萬元（二零零二年：港幣一百萬元）。

Directors' fees disclosed above include HK$1 million (2002: HK$1 million) paid to independent non-executive directors.

於本年度內，本公司董事獲授予或行使之購股權數目，已詳列於本年報內之購股權資料中。

During the year, options to subscribe for shares in the Company exercised and granted to the directors are disclosed under Share Option Information section of this annual report.

6. 董事及高級管理人員酬金（續）

6. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(a) 董事酬金（續）

董事酬金列明如下。酬金指本公司董事在各財政年度出任董事職位之已收或應收之款項，惟並不包括從購股權計劃中購買本公司股份而獲得或將會獲得之利益。

(a) Directors' emoluments (continued)

The emoluments of the directors are set out below. The emoluments represent the amounts paid to or receivable by the directors while being directors of the Company in the respective fiscal years and do not include the benefits derived or to be derived from the options granted under the share option scheme to acquire the shares of the Company.

酬金組別 Emolument bands	董事數目 Number of directors 2003	 2002
港幣 HK$		
0 – 1,000,000	4	3
1,000,001 – 1,500,000	–	1
1,500,001 – 2,000,000	1	–
2,000,001 – 2,500,000	2	1
2,500,001 – 3,000,000	–	–
3,000,001 – 3,500,000	–	1
3,500,001 – 4,000,000	–	1
12,000,001 – 12,500,000	1	–
14,500,001 – 15,000,000	–	1
	8	8

於本年度內，三位董事（二零零二年：無）放棄其部份酬金為港幣一百萬元（二零零二年：無）。

During the year, three directors (2002: Nil) waived part of the emoluments amounting to HK$1 million (2002: Nil).

6. 董事及高級管理人員酬金（續） / DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(b) 五位最高薪職員 / Five highest paid individuals

本集團五位最高薪職員中包括四位（二零零二年：四位）董事，其酬金之詳情已於以上述披露。於本年度內，付予餘下一位（二零零二年：一位）最高薪職員酬金總額如下：

The five individuals whose emoluments were the highest in the Group for the year include four (2002: four) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2002: one) individual during the year are as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	**2003**	2002
基本薪金、房屋津貼、其他津貼及實物收益	Basic salaries, housing allowances, other allowances and benefits in kind	**$1**	$2
花紅	Bonuses	**–**	–
退休金供款	Pension contributions	**–**	–
		$1	$2

餘下最高薪職員按酬金組別歸類如下：

The emoluments of the remaining highest paid individual fell within the following bands:

酬金組別 Emolument bands	**人數 Number of individual 2003**	2002
港幣 HK$		
1,000,001 – 1,500,000	**1**	–
2,000,001 – 2,500,000	**–**	1

7. 稅項

7. TAXATION

綜合損益表內之稅項支出為：

The charge for taxation in the consolidated profit and loss account represents:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2003	(重新列賬) (Restated) 2002
公司及附屬公司：	**Company and subsidiaries:**		
所得稅項：	**Income tax:**		
本年度所得稅項	Current income tax		
香港利得稅	Hong Kong profits tax	**$24**	$ 22
海外稅項	Overseas taxation	**59**	43
過往年度香港利得稅之準備剩餘	Over provision in previous year Hong Kong profits tax	**(1)**	(4)
		82	61
扣繳稅項	**Withholding tax**	**7**	8
遞延稅項	**Deferred tax**		
關於短暫性差異之衍生及撥回	Relating to the origination and reversal of temporary differences	**(9)**	18
稅率提高之影響	Effect of an increase in tax rate	**1**	–
		(8)	18
聯營公司：	Associated companies:		
海外稅項	Overseas taxation	**8**	27
稅項支出	Taxation charge	**$89**	$114

7. 税項（續） 7. TAXATION (continued)

本集團之税項支出與本公司以本港税率而計算之除税前溢利税項之調節表如下：

Reconciliation of Group's profit before taxation at tax rate of the home country of the Company to taxation charge as follows:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2003	集團 Group 2002
除税前溢利	Profit before taxation	**$382**	$ 466
按税率百分之十七點五（二零零二年：百分之十六）計算之税率	Calculated at a taxation rate of 17.5% (2002: 16%)	**67**	75
其他國家不同税率之影響	Effect of different tax rates in other countries	**16**	21
不可扣税之支出	Expenses not deductible for tax purpose	**7**	6
未有確認之遞延税項資產	Deferred tax assets not recognized	**9**	9
無須課税之收入	Income not subject to tax	**(12)**	(13)
使用早前未有確認之税損	Utilization of previously unrecognized tax losses	**(3)**	(7)
扣繳税項	Withholding tax	**5**	27
税率提高產生之期初遞延税項負債淨額之增加	Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**1**	—
過往年度準備剩餘	Over provision in previous year	**(1)**	(4)
税項支出	Taxation charge	**$ 89**	$114

資產負債表內之税項為：

The amount of taxation in the balance sheet represents:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2003	集團 Group 2002	公司 Company 2003	公司 Company 2002
香港利得税	Hong Kong profits tax	**$ 7**	$10	**$1**	$–
海外税項	Overseas taxation	**46**	27	**-**	-
		$53	$37	**$1**	$–

本公司及其香港附屬公司之税項準備是根據本年度從香港賺取或源自香港之估計應課税溢利按現税率百分之十七點五（二零零二年：百分之十六）計算。於二零零三年，政府頒布二零零三/二零零四財政年度利得税率由百分之十六增加至百分之十七點五。

The provision for taxation of the Company and its Hong Kong subsidiaries is calculated by applying the current rate of taxation of 17.5 percent (2002: 16.0 percent) to the estimated assessable profits earned in or derived from Hong Kong during the year. In 2003, the government enacted a change in the profits tax rate from 16 percent to 17.5 percent for the fiscal year 2003/2004.

7. 稅項（續）

其他於海外經營之附屬公司之利得稅項是根據適用於各司法權區之稅率而計算。

本集團現正與台灣稅局申辯有關本集團在台灣之若干銷售之稅項處理。預期此申辯不會對本集團之財務狀況有重大影響。

7. TAXATION (continued)

Taxation on the profits of other subsidiaries operating overseas is calculated at the rates applicable in the respective jurisdictions.

The Group is currently in dispute with the Taiwan tax authority with respect to tax treatment on certain of the Group's sales in Taiwan. The dispute is not expected to have any material impact on the financial position of the Group.

8. 股東應佔溢利

股東應佔集團之綜合溢利為港幣二億六千六百萬元(二零零二年：港幣三億二千八百萬元(重新列賬))，其中計入本公司之股東應佔溢利為港幣二億四千一百萬元(二零零二年：港幣三億零一百萬元)，其中包括來自附屬公司之股息為港幣二億二千三百萬元(二零零二年：港幣二億八千萬元)，已在本公司之財務報表內計入。

8. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Included in the Group's consolidated profit of HK$266 million (2002: HK$328 million (restated)) attributable to shareholders of the Company is HK$241 million (2002: HK$301 million), including dividends from subsidiaries of HK$223 million (2002: HK$280 million) which is dealt with in the Company's own financial statements.

9. 股息

9. DIVIDENDS

(a) 股息如下：

(a) Dividends are as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	2003	2002
中期股息 — 每股港幣一點五仙（二零零二年：每股港幣四點五仙）	Interim dividend – 1.5 HK cents (2002: 4.5 HK cents) per share	**$ 22**	$ 65
中期特別股息 — 每股港幣三仙（二零零二年：無）	Interim special dividend – 3.0 HK cents (2002: Nil) per share	**43**	–
		65	65
末期股息 — 於結算日後擬派每股港幣四點五仙（二零零二年：每股港幣四點五仙）	Final dividend – proposed after balance sheet date of 4.5 HK cents (2002: 4.5 HK cents) per share	**65**	65
末期特別股息 — 於結算日後擬派每股港幣一角二仙（二零零二年：每股港幣一角）	Final special dividend – proposed after balance sheet date of 12.0 HK cents (2002: 10.0 HK cents) per share	**173**	144
		238	209
		$303	$274

9. 股息（續）

於二零零四年三月十八日舉行之董事會會議上，董事宣派末期及特別股息分別為每股港幣四點五仙及港幣一角二仙。此項擬派股息並未於本財務報表內之應付股息列賬，但將於截至二零零四年十二月三十一日止年度之財務報表內反映。

9. DIVIDENDS (continued)

At the board meeting held on March 18, 2004, the directors declared final and special dividends of 4.5 HK cents and 12.0 HK cents per share respectively. These proposed dividends are not reflected as a dividend payable in the financial statements, but will be reflected in the financial statements for the year ending December 31, 2004.

(b) 屬於上一年度，並於本年內通過及支付的股息：

(b) Dividends attributable to the previous year, approved and paid during the year:

(以港幣百萬元為單位)	*(In HK$ millions)*	**2003**	2002
已派發二零零二年末期股息每股港幣四點五仙（二零零一年：每股港幣四點五仙）	2002 final dividend, paid, of 4.5 HK cents (2001: 4.5 HK cents) per share	**$ 65**	$ 65
已派發二零零二年末期特別股息每股港幣一角（二零零一年：每股港幣五仙）	2002 final special dividend, paid, of 10.0 HK cents (2001: 5.0 HK cents) per share	**$144**	$ 72
		$209	$137

10. 每股盈利

每股基本及攤薄盈利乃按本年度股東應佔綜合溢利港幣二億六千六百萬元（二零零二年：港幣三億二千八百萬元（重新列賬））計算。

每股基本盈利乃按本年度內已發行股份之加權平均股數十四億四千零九十七萬二千五百一十五股（二零零二年：十四億三千八百六十四萬九千二百二十九股）而計算。

每股攤薄盈利乃按十四億四千零九十七萬二千五百一十五股（二零零二年：十四億三千八百六十四萬九千二百二十九股），即本年內已發行股份之加權平均股數，加上假設根據本公司購股權計劃授出之所有未行使購股權皆已行使而發行之股份之加權平均股數五百零九萬八千二百九十八股（二零零二年：一千三百三十九萬四千七百九十七股）計算。

10. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share are based on the consolidated profit attributable to shareholders for the year of HK$266 million (2002: HK$328 million (restated)).

The basic earnings per share is based on the weighted average of 1,440,972,515 shares (2002: 1,438,649,229 shares) in issue during the year.

The diluted earnings per share is based on 1,440,972,515 shares (2002: 1,438,649,229 shares) which is the weighted average number of shares in issue during the year plus the weighted average of 5,098,298 shares (2002: 13,394,797 shares) deemed to be issued if all outstanding share options granted under the share option scheme of the Company had been exercised.

11. 固定資產 11. FIXED ASSETS

集團 Group

(以港幣百萬元為單位)	(In HK$ millions)	永久業權之土地及樓宇 Freehold land & building	租賃土地及樓宇 Leasehold land & buildings	機器及設備 Plant & machinery	租賃物業裝修、傢俬、固定裝置及辦公室設備 Leasehold improvements, furniture, fixtures & office equipment	汽車 Motor vehicles	合計 Total
成本值	**Cost**						
於二零零三年一月一日	At January 1, 2003	$35	$431	$65	$538	$17	$1,086
換算差額	Translation difference	1	-	-	14	-	15
添置	Additions	-	9	1	50	2	62
出售	Disposals	-	-	-	(54)	(1)	(55)
於二零零三年十二月三十一日	At December 31, 2003	$36	$440	$66	$548	$18	$1,108
累積折舊	***Accumulated depreciation***						
於二零零三年一月一日	At January 1, 2003	$ 5	$ 39	$52	$354	$13	$ 463
換算差額	Translation difference	-	-	-	7	-	7
本年折舊	Charge for the year	1	12	5	83	2	103
出售	Disposals	-	-	-	(43)	(2)	(45)
於二零零三年十二月三十一日	At December 31, 2003	$ 6	$ 51	$57	$401	$13	$ 528
於二零零三年十二月三十一日之賬面淨值	**Net book value at December 31, 2003**	**$30**	**$389**	**$ 9**	**$147**	**$ 5**	**$ 580**
於二零零二年十二月三十一日之賬面淨值	Net book value at December 31, 2002	$30	$392	$13	$184	$ 4	$ 623

(a) 於二零零三年十二月三十一日，並無融資租賃土地及樓宇。於二零零二年十二月三十一日，以融資租賃土地及樓宇之成本值及累積折舊分別為港幣七千一百萬元及港幣二千三百萬元。

(a) At December 31, 2003, no leasehold land and building was held under finance lease. At December 31, 2002, leasehold and building with cost and accumulated depreciation of HK$71 million and HK$23 million respectively was held under finance lease.

(b) 永久業權之土地及樓宇位於台灣。

(b) The freehold land and building is situated in Taiwan.

11. 固定資產（續） 11. FIXED ASSETS (continued)

(c) 租賃土地及樓宇之賬面淨值分析如下：

(c) The analysis of the net book value of leasehold land and buildings is as follows:

(以港幣百萬元為單位) (In HK$ millions)	集團 Group 2003	集團 Group 2002	公司 Company 2003	公司 Company 2002
在香港以中期租約持有 In Hong Kong under medium term leases	**$211**	$217	**$191**	$197
在香港以外 Outside Hong Kong				
－長期租約 – under long term leases	**123**	127	**–**	–
－中期租約 – under medium term leases	**55**	48	**–**	–
	178	175	**–**	–
於十二月三十一日 At December 31	**$389**	$392	**$191**	$197

公司 Company

(以港幣百萬元為單位) (In HK$ millions)	租賃土地及樓宇 Leasehold land & buildings	租賃物業裝修、傢俬、固定裝置及辦公室設備 Leasehold improvements, furniture, fixtures & office equipment	合計 Total
成本值 Cost			
於二零零三年一月一日 At January 1, 2003	$207	$4	$211
出售 Disposals	–	(1)	(1)
於二零零三年十二月三十一日 At December 31, 2003	$207	$3	210
累積折舊 Accumulated depreciation			
於二零零三年一月一日 At January 1, 2003	$ 10	$3	$ 13
本年折舊 Charge for the year	6	–	6
出售 Disposals	–	(1)	(1)
於二零零三年十二月三十一日 At December 31, 2003	$ 16	$2	$ 18
於二零零三年十二月三十一日之賬面淨值 Net book value at December 31, 2003	**$191**	**$1**	**$192**
於二零零二年十二月三十一日之賬面淨值 Net book value at December 31, 2002	$197	$1	$198

12. 附屬公司權益

12. INTEREST IN SUBSIDIARIES

(以港幣百萬元為單位)	(In HK$ millions)	公司 Company 2003	2002
非上市投資(成本值)	Unlisted investment (at cost)	**$ 898**	$ 898
應收附屬公司款項	Amounts due from subsidiaries	**541**	514
應付附屬公司款項	Amounts due to subsidiaries	**(356)**	(334)
		$1,083	$1,078

應收/付附屬公司款項均為無抵押及無固定還款期。除某一全資附屬公司之應收貸款約港幣二億零一百萬元(二零零二年：港幣一億四千九百萬元)乃按香港最優惠利率計算利息，及其一附屬公司之應付貸款約港幣二千五百萬元(二零零二年：港幣三千四百萬元)乃按當時商業銀行存款利率計算利息，其他應收/付附屬公司款項均為免息。

Amounts due from/to subsidiaries are unsecured and have no fixed terms of repayment. Apart from the loans of approximately HK$201 million (2002: HK$149 million) advanced to a wholly-owned subsidiary, bearing interest at Hong Kong Prime Rate, and loans of approximately HK$25 million (2002: HK$34 million) advanced from a subsidiary, bearing interest at the prevailing commercial bank deposit rates, the remaining amounts due from/to subsidiaries are non-interest bearing.

主要附屬公司之詳情載於第七十七頁至八十頁之財務報表附註28。

Details of principal subsidiaries are set out in note 28 to the financial statements on pages 77 to 80.

13. 聯營公司權益

13. INTEREST IN ASSOCIATED COMPANIES

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2003	(重新列賬) (Restated) 2002
所佔資產淨值	Share of net assets	**$263**	$263
匯兌調整	Exchange adjustment	**(6)**	(7)
		$257	$256

13. 聯營公司權益（續） 13. INTEREST IN ASSOCIATED COMPANIES (continued)

於二零零三年十二月三十一日，本集團持有以下主要聯營公司股份：

At December 31, 2003, the Group held shares in the following principal associated companies:

聯營公司名稱 Name of associated company	註冊成立地點 Place of incorporation	持有股份百分比率 Percentage holding		已發行及全數繳足股本 Issued and fully paid share capital	主要業務及經營地區 Principal activities and place of operation
		2003	2002		
Giordano Corporation Limited	大韓民國 Republic of Korea	**49.8**	50.0	一百萬零四千六百八十股每股面值五千韓國圜之普通股份 1,004,680 common stock of WON5,000 each	在韓國經營零售服裝及配襯用品 Retailing of apparel and accessories in Korea
Giordano Fashions (L.L.C.)	阿拉伯聯合酋長國 United Arab Emirates	**20.0**	20.0	三千股每股面值一千沙地阿拉伯聯合酋長國迪拉姆之股份 3,000 shares of AED1,000 each	在阿拉伯聯合酋長國經營零售服裝及配襯用品 Retailing of apparel and accessories in the United Arab Emirates

重要聯營公司資料：

Information on a material associated company:

根據經董事會調整後以符合本集團會計政策之Giordano Corporation Limited經審核之財務報表，該公司於二零零三年度之營業額及除税後溢利分別為港幣十億零四百萬元（二零零二年：港幣十三億三千一百萬元）及港幣一千六百萬元（二零零二年：港幣一億零三百萬元（重新列賬））。於二零零三年十二月三十一日之資產淨值為港幣四億七千四百萬元（二零零二年：港幣四億六千四百萬元（重新列賬））。淨資產詳列如下：

Based on the audited financial statements of Giordano Corporation Limited, after making adjustments as considered appropriate by the directors in order to comply with the Group's accounting policies, the turnover and profit after tax of such company for 2003 were HK$1,004 million (2002: HK$1,331 million) and HK$16 million (2002: HK$103 million (restated)) respectively, and its net asset was HK$474 million (2002: HK$464 million (restated)) as at December 31, 2003. Details of the net assets are set out below:

(以港幣百萬元為單位)	*(In HK$ millions)*	2003	(重新列賬) (Restated) 2002
流動資產	Current assets	**$375**	$478
流動負債	Current liabilities	**(81)**	(88)
非流動資產	Non-current assets	**185**	87
非流動負債	Non-current liabilities	**(5)**	(13)
		$474	$464

14. 租賃訂金及預付款項

租賃訂金及預付款項乃指租賃一香港物業所付之訂金及租賃一位於中國大陸上海物業之預付租金。

14. RENTAL DEPOSIT AND PREPAYMENT

Rental deposit and prepayment represents the deposit paid for the lease of a Hong Kong property and the prepayment of rent for the lease of a property situated in Shanghai, Mainland China.

15. 存貨

15. INVENTORIES

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2003	2002
原料	Raw materials	**$ 35**	$ 28
在製貨品	Work in progress	**18**	18
製成品	Finished goods	**169**	206
		$222	$252

於二零零三年十二月三十一日，可變現淨值列賬之存貨合共約港幣一千三百萬元（二零零二年：港幣八百萬元）。

At December 31, 2003, the carrying amount of inventories that are carried at net realizable value amounted to approximately HK$13 million (2002: HK$8 million).

16. 應收賬款

16. TRADE RECEIVABLES

除現金及信用卡銷售外，本集團在正常情況下給予其貿易客戶平均六十日信貸期。

Other than cash and credit card sales, the Group normally allows an average credit period of 60 days to its trade customers.

以下為應收貿易賬款之賬齡分析：

The ageing analysis of trade debtors is as follows:

(以港幣百萬元為單位)	(in HK$ millions)	集團 Group 2003	2002
零至三十日	0 – 30 days	**$121**	$ 97
三十一至六十日	31 – 60 days	**41**	32
六十一至九十日	61 – 90 days	**6**	3
逾九十日	Over 90 days	**3**	4
合計	Total	**$171**	$136

17. 股本 / 17. SHARE CAPITAL

(以港幣百萬元為單位)	(In HK$ millions)	2003	2002
法定：	**Authorized:**		
二十億股每股面值港幣五仙之普通股	2,000,000,000 ordinary shares of HK$0.05 each	**$100**	$100
已發行及全數繳足：	**Issued and fully paid:**		
十四億四千二百一十九萬八千五百一十八股(二零零二年：十四億四千零三十四萬四千五百一十八股)每股面值港幣五仙之普通股	1,442,198,518 ordinary shares (2002: 1,440,344,518 ordinary shares) of HK$0.05 each	**$ 72**	$ 72

於本年度內，已發行股本之變動情況如下：

Details of the movements in the issued share capital during the year are set out below:

		股份數目 Number of shares 2003	2002
每股面值港幣五仙之普通股	Ordinary shares of HK$0.05 each		
於一月一日	At January 1	**1,440,344,518**	1,436,028,518
發行股份	Issue of shares	**1,854,000**	4,316,000
於十二月三十一日	At December 31	**1,442,198,518**	1,440,344,518

(a) 發行股份

按本公司採納之購股權計劃，於本年內，本公司發行股本中每股面值港幣五仙之新普通股共一百八十五萬四千股予行使購股權之購股權持有人。

本公司於年內發行之所有新普通股與本公司當時已有之股份在各方面均享有同等權益。

(a) Issue of shares

Pursuant to the share option scheme of the Company, the Company issued 1,854,000 new ordinary shares of HK$0.05 each in the capital of the Company to option holders who exercised their share options during the year.

All the new ordinary shares issued by the Company in the year ranked pari passu with the then existing shares of the Company in all respects.

(b) 購股權資料

購股權計劃之摘要及本公司購股權於本年度內變動詳情載於第八十一至八十五頁。

(b) Share option information

A summary of the share option scheme and details of the movement in share options of the Company during the year are set out on pages 81 to 85.

(c) 回購股份

本公司於本年內並無購回任何其股份。

(c) Repurchase of shares

During the year, the Company did not repurchase any of its shares.

18. 儲備

18. RESERVES

於二零零三年十二月三十一日，本集團及本公司之儲備分析如下：

The reserves of the Group and the Company as at December 31, 2003 are analyzed as follows :

		(重新列賬) (Restated) 集團 Group		公司 Company	
(以港幣百萬元為單位)	(in HK$ millions)	**2003**	2002	**2003**	2002
繳入盈餘	Contributed surplus	**$ 383**	$ 383	**$ 540**	$ 540
資本贖回儲備	Capital redemption reserve	**3**	3	**3**	3
股份溢價	Share premium	**466**	463	**466**	463
匯兌儲備	Exchange reserve	**(88)**	(98)	**-**	-
其他儲備	Other reserves	**126**	126	**-**	-
滾存溢利	Retained profits	**599**	636	**219**	281
		1,489	1,513	**1,228**	1,287
擬派末期及特別股息(附註 9(a))	Proposed final and special dividends (Note 9(a))	**238**	209	**238**	209
總儲備	Total reserves	**$1,727**	$1,722	**$1,466**	$1,496

其他儲備乃指：

Other reserves represent:

(1) 根據中國大陸有關法律及財務法規，中國大陸之附屬公司之法定儲備基金可用於彌補往年虧損(如有)及增加該等附屬公司之資本額。

(1) according to the relevant laws and financial regulations, the statutory reserve funds of the subsidiaries in Mainland China which may be used to make up prior years' losses, if any, and to increase the capital of the subsidiaries.

(2) 根據韓國稅務獎勵限制法例及韓國商業準則，大韓民國之聯營公司之法定儲備基金及其他儲備只可以用作抵銷未來虧損或轉作資本，不可用作現金股息派發。

(2) in accordance with the Korean Tax Incentive Limitation Law and Korean Commercial Code, the statutory reserve fund and other reserves of the associated company in the Republic of Korea which may only be used to offset a future deficit or be transferred to capital stock, but not for cash dividends.

(3) 根據阿拉伯聯合酋長國商業公司法例，阿拉伯聯合酋長國之聯營公司之法定儲備基金，除聯邦法規定外，不可作分配之用。

(3) according to the UAE Commercial Companies Law, the statutory reserve fund of the associated company in United Arab Emirates which is not available for distribution except as provided in the Federal Law.

19. 長期負債 19. LONG-TERM LIABILITIES

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2003	2002
融資租賃債務	Obligations under finance leases	**$–**	$9
融資租賃債務之流動部分	Current portion of obligations under finance leases	**–**	(4)
		$–	$5
以上項目分析如下：	The analysis of the above is as follows:		
一年內	Within one year	**$–**	$4
第二年	In the second year	**–**	5
五年內須全數償還	Wholly repayable within five years	**$–**	$9

20. 應付賬款 20. TRADE PAYABLES

以下為應付貿易賬款之賬齡分析： The ageing analysis of trade creditors is as follows:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2003	2002
零至三十日	0 – 30 days	**$209**	$157
三十一至六十日	31 – 60 days	**52**	29
六十一至九十日	61 – 90 days	**17**	13
逾九十日	Over 90 days	**22**	10
合計	Total	**$300**	$209

21. 遞延稅項

遞延稅項採用負債法就短暫性差異按基本稅率百分之十七點五(二零零二年：百分之十六)作全數撥備。

本集團的遞延稅項資產及負債之變動(在同一徵稅地區之結餘抵銷前)於年內如下：

遞延稅項(資產)/負債

21. DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2002: 16%).

The movement in the Group's deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax (assets)/liabilities

(以港幣百萬元為單位)	(In HK$ millions)	加速稅項折舊 Accelerated tax depreciation	未分派之滾存溢利 Unremitted profits	其他 others	合計 Total
於二零零三年一月一日	At January 1, 2003	**$ 7**	**$65**	**$(3)**	**$69**
於損益表中計入	Credited to profit and loss account	**(2)**	**(2)**	**(4)**	**(8)**
於權益中列支	Charged to equity	**-**	**-**	**3**	**3**
撥回扣繳稅項之短暫性差異	Reversal of temporary difference on withholding tax	**-**	**(2)**	**-**	**(2)**
於二零零三年十二月三十一日	At December 31, 2003	**$ 5**	**$61**	**$(4)**	**$62**
於二零零二年一月一日	At January 1, 2002	$10	$48	$(6)	$52
於損益表中(計入)/列支	(Credited)/charged to profit and loss account	(3)	19	2	18
於權益中列支	Charged to equity	-	-	1	1
撥回扣繳稅項之短暫性差異	Reversal of temporary difference on withholding tax	-	(2)	-	(2)
於二零零二年十二月三十一日	At December 31, 2002	$ 7	$65	$(3)	$69

年內於權益中列支的遞延稅項內包含長期貸款予一附屬公司之未實現外匯兌換收益而引至之稅項。

The deferred taxation charged to equity during the year comprised the tax on the unrealized exchange gain of a long term loan to a subsidiary company.

21. 遞延稅項（續）

本集團有未確認遞延稅項資產源於稅損為港幣三千四百萬元（二零零二年：港幣二千三百萬元）可結轉以抵銷未來應課收入。此等未確認稅損為港幣二千一百萬元（二零零二年：港幣九百萬元）將於二零零三年十二月三十一日起至五年內屆滿。稅損之餘下部份主要與德國公司有關，此等稅損並無期限。

在法定權利許可下，及遞延所得稅涉及同一財政機關，遞延稅項資產可與遞延稅項負債互相抵銷。下列金額是計入適當抵銷後，於資產負債表內列賬。

21. DEFERRED TAXATION (continued)

The Group has unrecognized deferred tax assets in respect of tax losses of HK$34 million (2002: HK$23 million) to carry forward against future taxable income. These unrecognized tax losses of HK$21 million (2002: HK$9 million) will expire within 5 years from December 31, 2003. The remaining portion of the tax losses is mainly related to Germany companies, such tax losses has no expiry date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet.

		集團 Group	
(以港幣百萬元為單位)	*(In HK$ millions)*	**2003**	2002
遞延稅項資產	Deferred tax assets	**$(15)**	$(10)
遞延稅項負債	Deferred tax liabilities	**77**	79
		$ 62	$ 69

22. 淨流動資產

本集團之淨流動資產指流動資產扣除流動負債。本集團於二零零三年及二零零二年之淨流動資產分別為港幣九億一千一百萬元及港幣八億六千一百萬元。而本公司於二零零三年及二零零二年之淨流動資產分別為港幣二億六千三百萬元及港幣二億九千二百萬元。

22. NET CURRENT ASSETS

The Group's net current assets, defined as current assets less current liabilities, amounted to HK$911 million and HK$861 million in 2003 and 2002 respectively. The Company's net current asset was HK$263 million in 2003 compared with HK$292 million in 2002.

23. 總資產扣除流動負債

本集團於二零零三年及二零零二年之總資產扣除流動負債分別為港幣十九億四千七百萬元及港幣十九億三千九百萬元（重新列賬）。本公司於二零零三年之總資產扣除流動負債為港幣十五億三千八百萬元，而二零零二年則為港幣十五億六千八百萬元。

23. TOTAL ASSETS LESS CURRENT LIABILITIES

The Group's total assets less current liabilities amounted to HK$1,947 million and HK$1,939 million (restated) in 2003 and 2002 respectively. The Company's total assets less current liabilities was HK$1,538 million in 2003 compared with HK$1,568 million in 2002.

24. 本年度融資變動分析

24. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	股本溢價 Share premium	融資租賃債務 Obligations under finance leases	銀行貸款 Bank loans	少數股東權益 Minority interests
二零零三年一月一日之結餘	Balance at January 1, 2003	$72	$463	$9	$-	$61
換算差額	Translation difference	-	-	-	-	3
融資之現金流入/(流出)淨額	Net cash inflow/(outflow) from financing	-	3	(9)	-	-
所佔儲備	Share of reserves	-	-	-	-	27
已付股息	Dividends paid	-	-	-	-	(20)
二零零三年十二月三十一日之結餘	**Balance at December 31, 2003**	**$72**	**$466**	**$-**	**$-**	**$71**

二零零二年之比較數字如下：

The comparative figures for 2002 are set out as follows:

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	股本溢價 Share premium	融資租賃債務 Obligations under finance leases	銀行貸款 Bank loans	少數股東權益 Minority interests
二零零二年一月一日之結餘	Balance at January 1, 2002	$72	$456	$14	$48	$55
換算差額	Translation difference	-	-	-	-	2
融資之現金流入/(流出)淨額	Net cash inflow/(outflow) from financing	-	7	(5)	(48)	(4)
所佔儲備	Share of reserves	-	-	-	-	24
已付股息	Dividends paid	-	-	-	-	(16)
二零零二年十二月三十一日之結餘	Balance at December 31, 2002	$72	$463	$ 9	$ -	$61

25. 現金及現金等值結存之分析

25. ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

(以港幣百萬元為單位)	(In HK$ millions)	2003	2002
現金及銀行結存	Cash and bank balances	**$850**	$667
減：存款日起三個月以上到期之銀行定期存款.	Deduct: Bank deposits with maturity over three months from date of deposits	**(7)**	(3)
		843	664
銀行貸款及透支	Bank loans and overdrafts	**(66)**	(53)
淨現金及現金等值	Net cash and cash equivalents	**$777**	$611

以上之本集團現金及銀行結存包括港幣二億三千八百萬元（二零零二年：港幣七千二百萬元）等值之人民幣現金及銀行結存。

Included in the cash and bank balances of the Group are cash and bank balances totaling HK$238 million (2002: HK$72 million) denominated in Reminbi.

26. 承擔

26. COMMITMENTS

(a) 經營租賃之承擔

於二零零三年十二月三十一日，本集團及本公司就零售店舖、辦公室、工廠及貨倉之不可撤銷之經營租賃所需支付之最低租賃承擔如下：

(a) Commitments under operating leases

At December 31, 2003, the Group and the Company had future aggregate minimum commitments under non-cancelable operating leases in respect of retail shops, office premises, factories and warehouses as set out below:

於下列期間屆滿之經營租賃：

Operating leases which expire:

		集團 Group		公司 Company	
(以港幣百萬元為單位)	(In HK$ millions)	2003	2002	2003	2002
一年內	Within one year	**$402**	$396	**$11**	$14
一年後但五年內	After one year but within five years	**466**	543	**1**	12
五年以上	Over five years	**7**	22	**-**	-
		$875	$961	**$12**	$26

若干門市之經營租賃租金根據以最低保證租金或以銷售額計算之租金（以較高者為準）。上述承擔乃按最低保證租金計算。

The operating lease rentals of certain outlets are based on the higher of a minimum guaranteed rental or a sales level based rental. The minimum guaranteed rental has been used to arrive at the above commitments.

26. 承擔（續） 26. COMMITMENTS (continued)

(b) 資本承擔 (b) Capital commitments

於二零零三年十二月三十一日，本集團及本公司有以下之資本承擔：

At December 31, 2003, the Group and the Company had the following capital commitments:

		集團 Group		公司 Company	
(以港幣百萬元為單位)	(In HK$ millions)	**2003**	2002	**2003**	2002
已簽約但未撥備	Contracted but not provided for	**$–**	$1	**$–**	$–

(c) 外幣合約 (c) Foreign currency contracts

本二零零三年十二月三十一日，本集團並無未行使之遠期外幣合約（二零零二年：港幣一千五百萬元）。

The Group did not have any outstanding foreign exchange contracts with banks at December 31, 2003 (2002: HK$15 million).

27. 或然負債 27. CONTINGENT LIABILITIES

於二零零三年十二月三十一日，本集團及本公司有以下並無包括在財務報表內之或然負債：

At December 31, 2003, the Group and the Company had contingent liabilities not included in the financial statements in respect of the following:

		集團 Group		公司 Company	
(以港幣百萬元為單位)	(In HK$ millions)	**2003**	2002	**2003**	2002
代替租賃及水電按金之銀行擔保	Bank guarantees in lieu of rental and utility deposits	**$ 9**	$12	**$–**	$ –
關於一全資附屬公司租客之租賃按金之銀行擔保	Bank guarantee in respect of rental deposit of a tenant of a wholly-owned subsidiary	**–**	–	**5**	–
已發出之保證票據	Guarantee notes issued	**34**	35	**–**	–
		$43	$47	**$5**	$ –

28. 主要附屬公司

28. PRINCIPAL SUBSIDIARIES

本公司於二零零三年十二月三十一日之主要附屬公司如下：

The following is a list of the principal subsidiaries of the Company at December 31, 2003:

附屬公司名稱 Name of subsidiary	註冊成立地點 Place of incorporation	持有股份之實際百分率 Effective percentage of equity holding		已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務及經營地區 Principal activities and place of operation
		2003	2002		
Bluestar Exchange Limited *	香港 Hong Kong	**100**	100	三百萬股每股面值港幣一元之普通股 3,000,000 ordinary shares of HK$1 each	在香港經營零售服裝及配襯用品 Retailing of apparel and accessories in Hong Kong
東莞智興製衣有限公司 *（附註 1） Dongguan Chi Hing Garments Ltd. * (Note 1)	中國 Mainland China	**100**	100	港幣四千二百五十五萬八千四百九十九元 HK$42,558,499	擁有位於中國大陸之廠房 Owning a factory in Mainland China
East Jean Limited *	香港 Hong Kong	**100**	100	十萬股每股面值港幣十元之普通股 100,000 ordinary shares of HK$10 each	在台灣經營零售服裝及配襯用品 Retailing of apparel and accessories in Taiwan
Giordano (Australia) Pty. Limited *	澳洲 Australia	**79**	79	七十萬股每股面值一澳元之普通股 700,000 ordinary shares of AUD1 each	在澳洲經營零售服裝及配襯用品 Retailing of apparel and accessories in Australia
Giordano (Japan) Limited *	日本 Japan	**100**	100	一千零二十股每股面值五萬日元之普通股 1,020 ordinary shares of JPY50,000 each	在日本經營零售服裝及配襯用品 Retailing of apparel and accessories in Japan

28. 主要附屬公司（續） 28. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	註冊成立地點 Place of incorporation	持有股份之實際百分率 Effective percentage of equity holding		已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務及經營地區 Principal activities and place of operation
		2003	2002		
佐丹奴有限公司 * Giordano Limited *	香港 Hong Kong	**100**	100	五萬股每股面值港幣一百元之普通股 50,000 ordinary shares of HK$100 each	在香港經營零售及分銷服裝及配襯用品 Retailing and distribution of apparel and accessories in Hong Kong
Giordano (M) Sdn. Bhd.	馬來西亞 Malaysia	**100**	100	三十五萬股每股面值馬來西亞幣一元之普通股 350,000 ordinary shares of RM1 each	在馬來西亞經營零售服裝及配襯用品 Retailing of apparel and accessories in Malaysia
佐丹奴澳門有限公司 * Giordano (Macau) Limited *	澳門 Macau	**100**	100	澳門幣五萬元以兩份出資份額代表 MOP50,000 represented by 2 quotas	在澳門經營零售服裝及配襯用品 Retailing of apparel and accessories in Macau
Giordano Originals (Singapore) Private Limited	新加坡共和國 Republic of Singapore	**100**	100	一百九十萬零二股每股面值新加坡幣一元之普通股 1,900,002 ordinary shares of S$1 each	在新加坡經營零售服裝及配襯用品 Retailing of apparel and accessories in Singapore
Giordano (Thai) Co., Ltd. *	泰國 Thailand	**100**	100	一百萬股每股面值十泰銖之普通股 1,000,000 ordinary shares of THB10 each	在泰國經營零售服裝及配襯用品 Retailing of apparel and accessories in Thailand
亮志製衣有限公司 * Gloss Mind Garment Manufacturing Company Limited *	香港 Hong Kong	**51**	51	一百萬股每股面值港幣一元之普通股 1,000,000 ordinary shares of HK$1 each	在香港從事服裝貿易 Trading of apparel products in Hong Kong

28. 主要附屬公司（續） 28. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	註冊成立地點 Place of incorporation	持有股份之實際百分率 Effective percentage of equity holding		已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務及經營地區 Principal activities and place of operation
		2003	2002		
劉黃顧問有限公司 Lau, Wong & Associates Consultants Limited	香港 Hong Kong	**100**	100	二十萬股每股面值港幣一元之普通股 200,000 ordinary shares of HK$1 each	在香港提供管理顧問服務 Management consultancy service in Hong Kong
PT. Giordano Indonesia *	印尼 Indonesia	**40**	40	一千五百股每股面值一百萬印尼盾之普通股 1,500 ordinary shares of IDR1,000,000 each	在印尼經營零售服裝及配襯用品 Retailing of apparel and accessories in Indonesia
深圳虎威製衣有限公司 *（附註 2） Shenzhen Tiger Garment Ltd. * (Note 2)	中國 Mainland China	**100**	100	人民幣一千五百一十萬元 RMB15,100,000	在中國投資控股，製造及銷售服裝及配襯用品 Investment holding, manufacturing and retailing of apparel and accessories in Mainland China
虎威企業有限公司 Tiger Enterprises Limited	香港 Hong Kong	**100**	100	一千股每股面值港幣一元之普通股 六千萬股每股面值港幣一元之無投票權遞延股 1,000 ordinary shares of HK$1 each 60,000,000 non-voting deferred shares of HK$1 each	在中國大陸投資控股 Investment holding in Mainland China

28. 主要附屬公司（續） 28. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	註冊成立地點 Place of incorporation	持有股份之實際百分率 Effective percentage of equity holding 2003	2002	已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務及經營地區 Principal activities and place of operation
Walton International Ltd. *	開曼群島 Cayman Islands	**100**	100	一百零二股每股面值一美元之普通股 102 ordinary shares of US$1 each	批授商標專利權 Licensing of trademarks

* 間接附屬公司

* *subsidiaries held indirectly*

附註：

1. 東莞智興製衣有限公司乃一間外商獨資經營公司
2. 深圳虎威製衣有限公司乃一間中外合作經營公司

Notes:

1. Dongguan Chi Hing Garments Ltd. is a wholly-foreign-owned enterprise
2. Shenzhen Tiger Garment Ltd. is a sino-foreign co-operative joint venture

29. 財務報表通過

本年度財務報表已於二零零四年三月十八日由董事會通過。

29. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on March 18, 2004.

購股權計劃

本公司購股權計劃（「該計劃」）之摘要如下：

(1) 目的

以鼓勵及獎勵對本集團作出貢獻或將可作出貢獻選定之合資格人士。

(2) 合資格人士

(i) (a) 任何董事或擬委任董事（不論是執行或非執行，包括任何獨立非執行董事）；僱員或擬聘請之僱員（不論是全職或兼職），或

(b) 其時借調之任何人，

屬於本集團任何成員或任何控股股東或由控股股東控制之任何公司；或

(ii) 持有本集團任何成員或任何控股股東或任何控股股東控制公司所發行之任何證券之持有人；或

(iii) (a) 任何業務或合作夥伴、特許經營權受讓人、承包商、代理或代表，

(b) 任何人士或個體提供研究、發展或其他技術支援或任何諮詢、顧問、專業或其他服務，

(c) 任何貨品或服務供應商，

(d) 任何客戶，或

(e) 任何業主及租客（包括分租租客）；

乃本集團任何成員或任何控股股東或由控股股東控制之任何公司；

並就該計劃而言，將包括由一位或多位隸屬以上任何合資格人士所控制之任何公司。

SHARE OPTION SCHEME

Summary of the share option scheme of the Company ("Scheme") is as follows:

(1) Purpose

As incentives or rewards for the contribution or potential contribution to the Group from the selected eligible persons.

(2) Eligible persons

(i) (a) any director or proposed director (whether executive or non-executive, including any independent non-executive director), employee or proposed employee (whether full time or part time) of, or

(b) any individual for the time being seconded to work for,

any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; or

(ii) any holder of any securities issued by any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; or

(iii) (a) any business or joint venture partner, franchisee, contractor, agent or representative of,

(b) any person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to,

(c) any supplier of goods or services to,

(d) any customer of, or

(e) any landlord or tenant (including any sub-tenant) of;

any member of the Group or any controlling shareholder or a company controlled by a controlling shareholder;

and, for the purposes of the Scheme, shall include any company controlled by one or more persons belonging to any of the above classes of eligible persons.

(3) 股份數目上限

可發行之股份數目上限為一億零六百九十七萬八千八百五十一股，約相等於在本報告日本公司已發行股份之百分之七。

(3) Maximum number of shares

The maximum number of shares available for issue is 106,978,851, representing approximately seven percent of the issued share capital of the Company as at the date of this report.

(4) 每位合資格人士可獲授權益上限

每位合資格人士在任何十二個月內(直至授出購股權當日止)，根據該計劃及本公司任何其他購股權計劃獲授之購股權(包括已註銷、已行使及尚未行使之購股權)予以行使時，所發行及將發行之股份上限不得超過本公司已發行股份之百分之一。

(4) Maximum entitlement of each eligible person

The maximum number of shares issued and to be issued upon exercise of options granted under the Scheme and any other share option schemes of the Company to any eligible person (including cancelled, exercised and outstanding options), in any 12-month period up to the date of grant shall not exceed one percent of the shares in issue.

(5) 購股權行使期

購股權可根據該計劃條款之規定，於董事授出購股權時，決定授出之購股權當日或其後日子開始行使，直至董事授出購股權時已決定之日期營業時間結束時屆滿(惟於任何情況下，由授出購股權當日起計不可超過十年，而接受提供之購股權當日亦以授出購股權之日期計)。

(5) Time of exercise of option

An option may be exercised in accordance with the terms of the Scheme at any time during a period commencing on such date on or after the date on which the option is granted as the directors may determine in granting the option and expiring at the close of business on such date as the directors may determine in granting the option but in any event shall not exceed ten years from the date of grant (which is the date of offer of grant if the offer for the grant of the option is accepted).

(6) 接受提供之購股權

購股權獲授人必須於本公司提供授出購股權日期起三十日內(包括提供購股權當日)接受有關之提供。於接受提供授予之購股權時，須繳付港幣一元。

(6) Acceptance of offers

An offer for the grant of options must be accepted within 30 days inclusive of the day on which such offer was made. The amount payable on acceptance of the offer for the grant of an option is HK$1.00.

(7) 釐定購股權行使價之基準

行使購股權時須予支付之每股股份之購股權價將由董事決定，惟購股權價須至少為下列兩者中之較高者：

(i) 於授出日期之股份收市價；及

(ii) 授出日期前五個營業日之平均收市價，

惟每股股份之購股權價在任何情況下不可低於一股股份之面值。

(7) Basis of determining the option exercise price

The option price per share payable on the exercise of an option is to be determined by the directors provided always that it shall be at least the higher of:

(i) the closing price of the shares on the date of offer; and

(ii) the average closing price of the shares for the five business days immediately preceding the date of offer,

provided that the option exercise price per share shall in no event be less than the nominal amount of a share.

(8) 該計劃尚餘之有效期

該計劃維持生效直至二零一二年一月二十四日屆滿。

(8) The remaining life of the Scheme

The Scheme will remain in force until January 24, 2012.

購股權之變動

本年度內，本公司購股權之變動詳情載列如下：

MOVEMENT OF SHARE OPTIONS

During the year, movements of the Company's share options are set out below:

合資格人士 Eligible person	購股權數目 Number of share options: 於二零零三年一月一日之結餘 Balance as at 01/01/2003	於本年度內授出 Granted during the year	於本年度內行使 Exercised during the year	於本年度內註銷/失效 Cancelled/ Lapsed during the year	於二零零三年十二月三十一日之結餘 Balance as at 12/31/2003	每股行使價 Exercise price per share	授出日期 Date of grant	行使期 Exercisable period
						港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
劉國權	15,000,000	-	-	-	15,000,000	2.600	08/24/1995	02/24/1996 - 05/28/2005
Lau Kwok Kuen, Peter	10,000,000	-	-	-	10,000,000	2.830	05/07/1996	05/07/1999 - 05/28/2005
董事 Director	25,000,000	-	-	-	25,000,000			
馮永昌	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
Fung Wing Cheong, Charles	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
董事	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
Director	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	1,668,000	-	-	-	1,668,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	5,900,000	-	-	-	5,900,000			
馬灼安	468,000	-	-	-	468,000	0.878	12/05/1997	12/05/1999 - 05/28/2005
Mah Chuck On, Bernard	472,000	-	-	-	472,000	0.878	12/05/1997	12/05/2000 - 05/28/2005
董事	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
Director	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	1,668,000	-	-	-	1,668,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	6,840,000	-	-	-	6,840,000			

購股權之變動（續） MOVEMENT OF SHARE OPTIONS (continued)

合資格人士 Eligible person	購股權數目 Number of share options 於二零零三年一月一日之結餘 Balance as at 01/01/2003	於本年度內授出 Granted during the year	於本年度內行使 Exercised during the year	於本年度內註銷/失效 Cancelled/ Lapsed during the year	於二零零三年十二月三十一日之結餘 Balance as at 12/31/2003	每股行使價 Exercise price per share	授出日期 Date of grant	行使期 Exercisable period
						港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
連續合約僱員	1,112,000	–	100,000	132,000	880,000	2.150	05/30/1995	05/30/1998 – 05/28/2005
Continuous contract	1,800,000	–	–	–	1,800,000	3.190	03/04/1996	09/04/1996 – 05/28/2005
employees	184,000	–	184,000	–	–	0.878	12/05/1997	12/05/1999 – 05/28/2005
	2,440,000	–	616,000	–	1,824,000	0.878	12/05/1997	12/05/2000 – 05/28/2005
	300,000	–	–	–	300,000	0.692	02/24/1999	02/24/2001 – 05/28/2005
	300,000	–	–	–	300,000	0.692	02/24/1999	02/24/2002 – 05/28/2005
	240,000	–	240,000	–	–	2.320	07/17/1999	08/01/2000 – 05/28/2005
	240,000	–	234,000	–	6,000	2.320	07/17/1999	08/01/2001 – 05/28/2005
	240,000	–	–	–	240,000	2.320	07/17/1999	08/01/2002 – 05/28/2005
	240,000	–	–	–	240,000	2.320	07/17/1999	08/01/2003 – 05/28/2005
	240,000	–	–	–	240,000	2.320	07/17/1999	08/01/2004 – 05/28/2005
	400,000	–	–	100,000	300,000	4.460	07/08/2000	07/08/2001 – 05/28/2005
	300,000	–	–	100,000	200,000	4.460	07/08/2000	07/08/2002 – 05/28/2005
	300,000	–	–	100,000	200,000	4.460	07/08/2000	07/08/2003 – 05/28/2005
	4,100,000	–	–	560,000	3,540,000	3.728	02/07/2001	02/07/2004 – 05/28/2005
	200,000	–	–	–	200,000	3.384	04/26/2001	04/26/2004 – 05/28/2005
	5,474,000	–	480,000	730,000	4,264,000	3.108	08/31/2001	08/31/2003 – 05/28/2005
	4,914,000	–	–	878,000	4,036,000	4.650	04/08/2002	04/08/2003 – 04/07/2012
	4,914,000	–	–	878,000	4,036,000	4.650	04/08/2002	04/08/2004 – 04/07/2012
	5,392,000	–	–	948,000	4,444,000	4.650	04/08/2002	04/08/2005 – 04/07/2012
	–	1,065,000	–	233,000	832,000	2.795	02/05/2003	02/05/2004 – 02/04/2013
	–	1,065,000	–	233,000	832,000	2.795	02/05/2003	02/05/2005 – 02/04/2013
	–	1,070,000	–	234,000	836,000	2.795	02/05/2003	02/05/2006 – 02/04/2013
	–	10,000	–	–	10,000	2.740	02/07/2003	02/07/2004 – 02/06/2013
	–	10,000	–	–	10,000	2.740	02/07/2003	02/07/2005 – 02/06/2013
	–	10,000	–	–	10,000	2.740	02/07/2003	02/07/2006 – 02/06/2013
	–	66,000	–	–	66,000	2.625	03/31/2003	03/31/2004 – 03/30/2013
	–	66,000	–	–	66,000	2.625	03/31/2003	03/31/2005 – 03/30/2013
	–	68,000	–	–	68,000	2.625	03/31/2003	03/31/2006 – 03/30/2013
	–	200,000	–	–	200,000	2.200	05/02/2003	05/02/2004 – 05/01/2013
	–	200,000	–	–	200,000	2.200	05/02/2003	05/02/2005 – 05/01/2013
	–	200,000	–	–	200,000	2.200	05/02/2003	05/02/2006 – 05/01/2013
	–	2,644,000	–	290,000	2,354,000	2.650	06/10/2003	06/10/2004 – 06/09/2013
	–	2,622,000	–	278,000	2,344,000	2.650	06/10/2003	06/10/2005 – 06/09/2013
	–	3,224,000	–	308,000	2,916,000	2.650	06/10/2003	06/10/2006 – 06/09/2013
	–	198,000	–	4,000	194,000	2.785	08/20/2003	08/20/2004 – 08/19/2013
	–	20,000	–	6,000	14,000	2.785	08/20/2003	08/20/2005 – 08/19/2013
	–	20,000	–	4,000	16,000	2.785	08/20/2003	08/20/2006 – 08/19/2013
	–	152,000	–	2,000	150,000	3.300	09/19/2003	09/19/2004 – 09/18/2013
	–	162,000	–	4,000	158,000	3.300	09/19/2003	09/19/2005 – 09/18/2013
	–	176,000	–	4,000	172,000	3.300	09/19/2003	09/19/2006 – 09/18/2013
	33,330,000	13,248,000	1,854,000	6,026,000	38,698,000			

附註:

1. 購股權授出日前一天之股份收市價如下:

購股權授出日	授出購股權前一天之股份收市價
二零零三年二月五日	港幣二元六角七仙五
二零零三年二月七日	港幣二元六角七仙五
二零零三年三月三十一日	港幣二元五角五仙
二零零三年五月二日	港幣二元一角
二零零三年六月十日	港幣二元六角
二零零三年八月二十日	港幣二元七角
二零零三年九月十九日	港幣三元二角七仙五

2. 有關連續合約僱員已行使之購股權於緊接行使日前之加權平均股份收市價為港幣三元四角三仙二。

Notes:

1. The closing prices of the shares immediately before the dates on which the options were granted were as follows:

Date of grant	Closing price immediately before the date of grant
February 5, 2003	HK$2.675
February 7, 2003	HK$2.675
March 31, 2003	HK$2.550
May 2, 2003	HK$2.100
June 10, 2003	HK$2.600
August 20, 2003	HK$2.700
September 19, 2003	HK$3.275

2. The weighted average closing price of the share immediately before the dates on which the options were exercised by the Continuous Contract Employees was HK$3.432.

購股權價值

購股權授予時,在財務報表上並不會確認,但只會於行使時才確認。於二零零三年財政年度購股權授予之每股合理價值為港幣六角四仙。該合理價值乃採用柏力克.舒爾斯期權定價模式,並於授出日採用以下之假設數據計算:

無風險利率	:	百分之三點七至四點七(於授出日之十年期外匯基金債券的大約孳息)
預期股息	:	歷史股息平均每股為港幣一角八仙
預期波幅	:	歷史波幅為百分之四十五至五十
預期有效期	:	十年

柏力克.舒爾斯期權定價模式的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權之合理價值。而且,該期權定價模式亦須視乎若干高度主觀假設數據,包括預期股價波幅。任何主觀假設數據倘出現任何變動均會對購股權之合理價值造成重大影響。

VALUATION OF SHARE OPTIONS

The share options granted are not recognized in the financial statements until they are exercised. The fair value per share option granted during the fiscal year 2003 is HK$0.64. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	:	3.7 – 4.7 percent, being the approximate yield of 10-year Exchange Fund Note on the grant date
Expected dividend	:	average historical dividends of 18 HK cents per share
Expected volatility	:	45 – 50 percent based on historical volatility
Expected life	:	10 years

The Black-Scholes option pricing model is developed to estimate the fair value of publicly traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Any changes in the subjective input assumptions may materially affect the estimation of the fair value of an option.

茲通告佐丹奴國際有限公司(「本公司」)謹訂於二零零四年四月二十九日(星期四)上午十一時正假座香港九龍長沙灣道七七七至七七九號天安工業大廈三樓B座舉行股東週年大會,處理下列事項:

一、省覽截至二零零三年十二月三十一日止年度之經審核財務報表、董事會及核數師報告書。

二、宣布派發截至二零零三年十二月三十一日止年度之末期股息。

三、宣布派發截至二零零三年十二月三十一日止年度之末期特別股息。

四、重選退任董事。

五、續聘核數師及授權董事會釐定其酬金。

六、作為特別事項,考慮並酌情通過或經修訂後通過下列決議案為普通決議案及特別決議案:

普通決議案

(一)「**動議**:

(A) 無條件授予本公司董事一項一般性授權,可於有關期間內發行、配發或處理本公司股本中之額外股份,並作出或授予可能須行使該等權力之建議、協議及購股權,惟須符合下列條件:

(a) 該項授權之有效期不可超越有關期間,但本公司董事可在有關期間內作出或授予可能於有關期間內或屆滿後行使該等權力之建議、協議及購股權;及

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Giordano International Limited ("Company") will be held at Block B, 3rd Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong on Thursday, April 29, 2004 at 11:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended December 31, 2003.

2. To declare a final dividend for the year ended December 31, 2003.

3. To declare a final special dividend for the year ended December 31, 2003.

4. To re-elect retiring director.

5. To re-appoint the auditors and to authorize the directors to fix their remuneration.

6. As special business, to consider and, if thought fit, pass, with or without modifications, the following resolutions as Ordinary Resolutions and Special Resolution:

ORDINARY RESOLUTIONS

(1) "**THAT**:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to issue, allot or otherwise deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the directors of the Company may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers at any time during or after the end of the Relevant Period; and

(b) 本公司董事依據上述授權而配發、發行或處理本公司股本中之股份(除因：(i)供股；或(ii)依據本公司所發行賦有權力認購或購買本公司股份之認股權證或其他證券之條款而行使認購權或兌換股權；或(iii)根據本公司股東採納之任何購股權計劃，向合資格人士授出可認購本公司股份之購股權，而該等人士因行使有關購股權所發行之股份；或(iv)根據本公司細則訂立之以股代息或其他類似計劃而發行之股份除外)面值總額不得超過本公司於通過本決議案當日已發行股本面值總額之百分之二十；及

(B) 就本決議案而言：

「有關期間」乃指本決議案獲通過之日起至下列最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司細則或百慕達適用之法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(c) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所給予之授權。

「供股」乃指本公司董事於所定期間內根據某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之股份發售建議(惟本公司董事有權就零碎配額，或就考慮任何香港以外地區但適用於本公司之法律及法規下之限制或責任或任何認可管制機構或任何證券交易所之規定後，作出其認為必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

(b) the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the directors of the Company pursuant to such mandate, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of rights of subscription or conversion under the terms of any warrants or other securities issued by the Company carrying a right to subscribe for or purchase shares of the Company; or (iii) the exercise of any option under any share option scheme of the Company adopted by its shareholders for the grant or issue to eligible persons options to subscribe for or rights to acquire shares of the Company; or (iv) any scrip dividend or other similar scheme implemented in accordance with the Bye-Laws of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on its Register of Members on a fixed record date in proportion to their holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognized regulatory body or stock exchange in any territory outside Hong Kong)."

(二)「動議：

(A) 無條件授予本公司董事一項一般性授權，可於有關期間內行使本公司一切權力購回本公司股本中之股份，惟須符合下列條件：

(a) 根據該項授權行使一切權力，惟須遵守所有適用法例及香港聯合交易所有限公司證券上市規則或任何其他適用之證券交易所規定；及

(b) 本公司依據上述授權而購回之本公司股本中之股份面值總額，不得超過本公司於通過本決議案當日已發行股本面值總額之百分之十；及

(B) 就本決議案而言：

「有關期間」乃指本決議案獲通過之日起至下列最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司細則或百慕達適用之法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(c) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所給予之授權。」

(2) "**THAT**:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to exercise all powers of the Company to purchase shares in the capital of the Company subject to the following conditions:

(a) the exercise of all powers pursuant to such mandate shall be subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other applicable stock exchange; and

(b) the aggregate nominal amount of shares in the share capital of the Company which may be purchased pursuant to such mandate shall not exceed ten percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(三)「**動議**在通過本大會通告內第六(一)及六(二)項決議案後，批准本公司董事擴大其所授予在有關期間(按該決議案之定義)發行、配發或處理本公司之額外股份之一般授權，使根據該項一般授權可發行、配發或處理之本公司股份面值總額增加，而加幅等於本公司董事行使本公司權力所購回之股份面值總額，惟該增幅不可超逾本公司於通過本決議案當日已發行股本面值總額之百分之十。」

(3) "**THAT** subject to the passing of resolutions set out in items 6(1) and 6(2) in the notice of convening this meeting, the general mandate granted to the directors of the Company to issue, allot or otherwise deal with additional shares of the Company during the Relevant Period (as defined in that Resolution) be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be issued, allotted or otherwise dealt with pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the directors of the Company pursuant to their exercise of the powers of the Company to purchase such shares, provided that such amount shall not exceed ten percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

特別決議案

SPECIAL RESOLUTION

(四)「**動議**本公司之公司細則修改如下：

(A) 刪除「聯繫人士」於公司細則第1(A)條之現有定義，並以下列新定義取代：

「「聯繫人士」就任何董事而言，定義按聯交所規則(不時修定)賦予。」

(B) 刪除「結算所」於公司細則第1(A)條之現有定義，並以下列新定義取代：

「「結算所」指證券及期貨條例(香港法例第五百七十一章)之釋義範圍內所指之認可結算所或本公司股份在證券交易所上市或掛牌之該等司法管轄區之法例所認可之任何其他結算所或認可之股份存管處；」

(4) "**THAT** the Bye-Laws of the Company be amended as follows:

(A) By deleting the existing definition of "associates" in Bye-Law 1(A) and substituting therefor the following new definition:

""associate" in relation to any Director, has the same meaning ascribed to it under the rules of the Stock Exchange as amended from time to time."

(B) By deleting the existing definition of "Clearing House" in Bye-Law 1(A) and substituting therefor the following new definition:

""Clearing House" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) and any other clearing house or authorised shares depositary recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on the stock exchange in such jurisdiction;"

(C) 緊隨公司細則第76條後，加入以下新公司細則第76A條：

「76A. 倘股東根據聯交所規則（不時修訂）須就任何特定決議案放棄投票，或被限制須就任何特定決議案投贊成票或反對票，則任何代表有關股東作出而與該規定或限制相違背之投票須不予點算。」

(D) 刪除現有公司細則第97(H)條，並以下列新公司細則取代：

「97(H) 除細則另有規定者外，董事就他所知，不得在董事會上，就任何涉及他或其任何聯繫人士擁有重大利益之任何合約或安排或任何其他建議而提呈之決議案作出投票，亦不得計入法定人數之內，惟本限制不適用於任何下列事項：－

(i) 向以下任何一者作出保證或彌償保證：

(a) 向董事或其聯繫人士，而涉及借入款項，或應本公司或其任何附屬公司要求，或為本公司或其任何附屬公司利益，由彼或其中之一負上或承擔責任；或

(C) By adding the following new Bye-Law 76A immediately after Bye-Law 76:

"76A. Where any Shareholder is, under the rules of the Stock Exchange (as amended from time to time), required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted."

(D) By deleting the existing Bye-Law 97(H) and substituting therefor the following new Bye-Law:

"97(H) Save as otherwise provided by these Bye-Laws, a Director shall not vote on any resolution of the Board approving any contract or arrangement or any other proposal in which to his knowledge he or any of his associate(s) has a material interest nor shall he be counted in the quorum present at the meeting but this prohibition shall not apply to any of the following matters:-

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) 向第三者，而涉及本公司或其任何附屬公司之債務或責任，而董事或其聯繫人士承擔全部或部份及不論是否根據一項擔保或彌償保證或作出保證而個別及共同承擔責任；

(ii) 發售本公司或任何其他公司的股份或債券或其他證券；或由本公司或任何其他公司發售股份或債券或其他證券（本公司可能發起或擁有認購或購買權益者），而涉及董事或其聯繫人士作為包銷或分包銷，而擁有或將擁有權益的任何合約或安排；

(iii) 董事或其聯繫人士僅因於本公司股份或債券或其他證券的權益，而與其他持有本公司的股份或債券或其他證券的人士同樣享有該等權益的任何合約或安排；

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(iv) 任何涉及其他公司之合約或安排，而董事或其聯繫人士僅以主管或行政人員或股東身份而擁有權益（不論直接或間接），或董事或其聯繫人士於該公司之股份擁有實益權益，惟董事及其任何聯繫人士並非合共擁有該公司（或董事或其聯繫人士之權益透過其衍生之任何第三者公司）之任何類別已發行股份或投票權百分之五或以上之實益權益；或

(v) 任何有關本公司或其附屬公司僱員利益的建議或安排，包括：

(a) 採納、修訂或實施有關計劃，使董事或其聯繫人士可從中受惠的股份計劃或任何股份獎勵或購股權計劃；或

(b) 採納、修訂或實施公積金或退休金、死亡或傷殘津貼計劃就董事、其聯繫人士；及本公司或其任何附屬公司之僱員雙方有關，而其中並無給予董事或其任何聯繫人士任何與該計劃或基金有關的人士一般未獲賦予特權或利益。」

(iv) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director, and any of his associate(s) are, not in aggregate beneficially interested in five (5) per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is/are derived) or of the voting rights; or

(v) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both, to directors, his associate(s), and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or any of his associate(s), as such any privilege or advantage which may not generally be accorded to the class of persons to which such scheme or fund relates."

(E) 刪除現有公司細則第97(I)條，並以下列新公司細則取代：

「97(I) 就上文段落(H)而言：－

(i) 董事及其聯繫人士在公司中將被視為合共擁有百分之五(5%)或以上之任何該公司股份類別之已發行股份或該公司任何股份類別之投票權，倘只要（且倘僅要）他及其聯繫人士（直接或間接）為股份持有人，或實益擁有該公司任何類別股本百分之五(5%)或以上之權益（或他的或他們的權益透過其衍生之任何第三者公司），或擁有公司任何股份類別之股東之投票權。就本段而言，此段不理會董事或其聯繫人士以信托人或托管信托人身份持有之股份，而他或彼等並無實益擁有權益，倘只要某些其他人士有權獲得收入，則董事或其聯繫人士擁有包含於信託中股份之權利是回復原主或剩餘遺產，及董事或其聯繫人士僅作為單位基金持有人擁有獲授權單位基金計劃中任何股份；及

(E) By deleting the existing Bye-Law 97(I) and substituting therefor the following new Bye-Law:

"97(I) *For the purposes of paragraph (H) above:-*

(i) a company shall be deemed to be a company in which a Director and his associate(s) in aggregate own five (5) per cent. or more of the issued shares of any class of the equity share capital of such company or of the voting rights of any class of shares of such company, if and so long as (but only if and so long as) he and his associate(s) (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company (or of any third company through which his/their interest is derived) or of the voting rights of any class of shares available to shareholders of the company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or any of his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or any of his associate(s) is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or any of his associate(s) is interested only as a unit holder; and

(ii) 倘董事及其聯繫人士合共持有公司任何類別股本百分之五(5%)或以上，或擁有公司任何股份類別之股東之投票權，而該公司在交易中有重大利益，則該董事亦將視為在該交易中擁有重大利益。」

(F) 刪除現有公司細則第97(J)條，並以下列新公司細則取代：

「97(J) 倘任何董事會會議就有關董事之重大權益產生疑問(大會主席除外)，或任何董事(主席除外)或其聯繫人士有權投票及該問題未經過其自願同意放棄投票解決，除非有關該董事或其聯繫人士就其所知擁有之權益性質或範圍並未在董事會進行公開披露，則該疑問均由大會主席處理，而就有關該其他董事之決定將為最終及具決定性。倘上述問題乃有關大會主席，則該等問題將通過董事會決議案進行解決(該主席不計入法定人數內及並無投票權)，而該決議案將為最終及具決定性，惟該主席就其所知擁有之權益並未在董事會進行公平披露者除外。」

(ii) where a company in which a Director and any of his associate(s) in aggregate own five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights of any class of shares available to shareholders of the company is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction."

(F) By deleting the existing Bye-Law 97(J) and substituting therefor the following new Bye-Law:

"97(J) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman) or his associate(s) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to him has not been fairly disclosed to the Board."

(G) 刪除現有公司細則第102條，並以下列新公司細則取代：

「102. 除非一項由有適當出席大會及投票資格之股東（並非被提議之人士）簽發之書面通知（並在該通知表明其擬在大會推選該人士出任董事之意願）及一項由被推選人士簽發表明其願意膺選之書面通知已於最少七日期間（該期間由不早過就該推選之指定股東大會通告寄發後當日起至不遲過該股東大會日期前七日止）呈交本公司，否則概無人士（告退董事除外）有權在任何股東大會上膺選出任董事職位，但由董事推選除外。」

(G) By deleting the existing Bye-Law 102 and substituting therefor the following new Bye-Law:

"102. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing signed by a shareholder (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election as a Director and also a notice in writing signed by that person to be proposed of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office for a period of at least seven days which shall commence no earlier than the day after the despatch of the notice of general meeting appointed for such election and end no later than seven days before the date of such general meeting."

承董事會命
梁思敏
公司秘書

香港，二零零四年三月十九日

By order of the Board
LEUNG SZE MAN, ALICE
Company Secretary

Hong Kong, March 19, 2004

附註：

(1) 凡有權出席上文通告所召開之大會並於大會上投票之股東，均有權委派一位或以上之代表出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

(2) 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會指定舉行時間最少四十八小時前送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

Notes:

(1) A shareholder entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a shareholder of the Company.

(2) To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting and any adjourned meeting.

股東週年大會通告
NOTICE OF ANNUAL GENERAL MEETING

(3) 本公司將由二零零四年四月二十六日至二零零四年四月二十九日(首尾兩日包括在內)暫停辦理股份過戶登記手續。為確保獲得將在股東週年大會上批准派發之末期及特別股息(約於二零零四年五月十三日派發),所有過戶文件連同有關股票最遲須於二零零四年四月二十三日下午四時前送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司,地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下,辦理登記手續。

(4) 建議股東參閱年報中的附錄－說明文件所載之以上通告所列之普通決議案第六(二)及特別決議案六(四)項之重要資料。

(3) The Register of Members of the Company will be closed from April 26, 2004 to April 29, 2004, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final and special dividends (which will be payable on or about May 13, 2004) to be approved at the forthcoming Annual General Meeting, all transfers documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on April 23, 2004.

(4) Shareholders are recommended to read the Appendix – Explanatory Statement to the annual report which contains important information concerning the ordinary resolution and special resolution respectively set out in items 6(2) and 6(4) in the above notice.

香港聯合交易所有限公司對下列資料的內容概不負責，對其準確性或完整性亦不發表任何聲明。並明確表示概不就因下列全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of the following information, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of the following information.

(I) 購回股份授權

以下說明文件乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)送達各股東，有關佐丹奴國際有限公司(「本公司」)將於二零零四年四月二十九日舉行之股東週年大會上提呈的一項載於股東週年大會通告內第六(二)項之普通決議案，以授予本公司董事(「董事」)一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內，隨時行使本公司之權力，以購回本公司已發行並全數繳付之股本中每股面值港幣五仙之普通股股份(「股份」)最多不超過於決議案通過當日本公司已發行股本之百分之十(「購回股份授權」)。

(A) 建議購回股份授權

建議董事可行使本公司之權力，使董事可購回之股份數目不得超過購回股份授權決議案通過之日，本公司已發行股份之百分之十 。於二零零四年三月二十二日，即印製本年報前最後可行日期(「最後可行日期」)，本公司已發行股份數目為十四億四千四百四十六萬六千五百一十八股。待所提呈以批准購回股份授權之決議案通過後，並以本公司並無進一步發行或購回股份為基準，本公司根據購回股份授權可購回最多一億四千四百四十四萬六千六百五十一股股份。

(B) 購回原因

董事深信倘若股東授予董事該一般性授權於市場上購回股份，可使本公司及其股東有最佳利益。該購回只會當董事根據市場實況及資金安排，認為購回股份可增加本公司資產淨值及／或股份盈利時，才會進行。

(I) SHARE REPURCHASE MANDATE

The following is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules") relating to the ordinary resolution set out in item 6(2) in the notice of Annual General Meeting to be proposed at the Annual General Meeting of Giordano International Limited ("Company") to be held on April 29, 2004 to approve a general and unconditional mandate to be given to directors of the Company ("Directors") to exercise the powers of the Company to repurchase, at any time until the next Annual General Meeting of the Company or such earlier period as stated in the ordinary resolution, the issued and fully paid-up ordinary shares of HK$0.05 each in the capital of the Company ("Shares") representing up to a maximum of ten percent of the issued share capital of the Company at the date of the resolution ("Share Repurchase Mandate").

(A) Proposed Share Repurchase Mandate

It is proposed that the Directors may exercise the powers of the Company to repurchase up to ten percent of the Shares in issue as at the date of the passing of the resolution to approve the granting to the Directors the Share Repurchase Mandate. As at March 22, 2004, being the latest practicable date prior to the printing of this annual report ("Latest Practicable Date"), the number of Shares in issue was 1,444,466,518 Shares. Subject to the passing of the proposed resolution for the approval of the Share Repurchase Mandate and on the basis that no further Shares are issued or repurchased by the Company, the Company would be allowed under the Share Repurchase Mandate to repurchase up to a limit of 144,446,651 Shares.

(B) Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from shareholders of the Company to repurchase Shares in the market. A repurchase of Shares may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per Share and will only be made when the Directors believe that such repurchase will be to the benefit of the Company.

(C) 購回之資金

預期購回任何股份所需之資金，必須是依據百慕達法例及本公司組織章程大綱及細則所規定可合法用於該用途之資金。董事建議根據購回股份授權而作出之股份購回將由本公司之內部資源或現有之銀行信貸支付。

購回股份授權倘若全面付諸實行，可能會對本公司之營運資金或負債情況有重大之不利影響(比對本公司於其截至二零零三年十二月三十一日止年度之經審核財務報表所披露之狀況而言)。董事祇在彼等認為行使該授權並不會導致此等重大不利影響之情形下才會行使是項權力。

(C) Funding of Repurchases

Repurchases must be funded out of funds legally available for such purpose in accordance with the laws of Bermuda and the Memorandum of Association and the Bye-Laws of the Company. The Directors propose that repurchases of Shares under the Share Repurchase Mandate would be financed from the Company's internal resources or existing banking facilities.

Whilst the Share Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the Company's audited financial statements for the year ended December 31, 2003, the Directors expect to exercise such mandate if and to such extent only as they are satisfied that the exercise thereof will not have such a material adverse impact.

(D) 股價

過去十二個月每月在聯交所錄得之股份最高及最低價如下：

(D) Share Prices

The highest and lowest prices at which Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

		最高 **Highest**	最低 **Lowest**
		港元 *HK$*	*港元* *HK$*
二零零三年	**2003**		
三月	March	2.875	2.350
四月	April	2.450	1.830
五月	May	2.500	2.075
六月	June	2.700	2.300
七月	July	2.925	2.400
八月	August	3.300	2.500
九月	September	3.600	2.900
十月	October	4.100	3.400
十一月	November	3.800	3.050
十二月	December	3.750	3.400
二零零四年	**2004**		
一月	January	4.575	3.600
二月	February	4.900	3.775

(E) 一般資料

若股東批准購回股份授權予董事，現時董事或(在董事作出一切合理查詢後確知)其任何聯繫人士概無意將股份售予本公司。

董事已向聯交所作出承諾，將根據上市規則、百慕達法例及本公司組織章程大綱及細則，按照購回股份授權行使本公司購回股份之權力。

倘若股東批准購回股份授權，本公司之有關連人士(按上市規則定義)現時並無表示有意將股份售予本公司，而所述人士亦無承諾不會將任何該股份售予本公司。

於最後可行日期前六個月內，本公司並無購回任何股份。

倘因本公司根據購回股份授權行使購回股份之權力，而使股東所佔本公司投票權比例增加，則根據香港公司收購及合併守則(「收購守則」)第三十二條，該項增加將被視作一項收購。因此，某股東或一群一致行動之股東可取得或鞏固公司控制權，則須根據收購守則第二十六及三十二條提出強制收購建議。

(E) *General Information*

There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates of the Directors who have a present intention to sell Shares to the Company in the event that the Share Repurchase Mandate is granted by shareholders.

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make repurchases pursuant to the Share Repurchase Mandate in accordance with the Listing Rules, the laws of Bermuda and the Memorandum of Association and Bye-Laws of the Company.

No connected person of the Company (as defined in the Listing Rules) have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the Share Repurchase Mandate is granted by shareholders.

During the six months prior to the Latest Practicable Date, the Company had not repurchased any of the Shares.

If a shareholder's proportionate interest in the voting rights of the Company increases on the Company exercising its powers to repurchase Shares pursuant to the Share Repurchase Mandate, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code of Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

下列股東於最後可行日期已根據證券及期貨條例(「該條例」)第 XV 部第二及三分部向本公司披露，並已根據該條例第三百三十六條列入記錄於本公司存置之登記冊，擁有本公司之股份或相關股份之權益或淡倉，及倘若董事行使全部權力購回股份，各自股本中之權益會增加如下：

The interests or short positions of the following shareholders in the shares or underlying shares of the Company which have been disclosed to the Company, at the Latest Practicable Date, pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") and have been recorded in the register kept by the Company pursuant to section 336 of the SFO; together with the respective total interests would be increased in the event that the Directors exercise in full the Share Repurchase Mandate:

名稱 Name	股份數目 No. of shares	權益百分率概約 Approximate percentage of interests	若行使全部購回股份授權之權益百分率概約 Approximate percentage of interests if the Share Repurchase Mandate is exercised in full
Aberdeen Asset Management Asia Ltd	177,848,800	12.31%	13.68%
Harris Associates L.P.	144,006,200	9.97%	11.08%
State Street Corporation	119,884,027	8.30%	9.22%
J.P. Morgan Chase & Co.	114,952,071	7.96%	8.84%
Matthews International Capital Management, LLC	74,835,000	5.18%	5.76%

因此，董事並不知悉，任何因根據購回股份授權購回股份，而就收購守則而言可能出現之情況。

Accordingly, the Directors are not aware of any consequences which may arise under the Takeover Code as a result of any repurchase made under the Share Repurchase Mandate.

(II) 更改本公司細則

由於修訂的上市規則將於二零零四年三月三十一日起生效，當中包括股東提交提名董事通告之通知期、董事於董事會會議上就董事及其聯繫人士擁有重大權益的事宜投票及股東於股東大會上投票。為使本公司細則符合經修訂的上市規則，董事建議把本公司細則作出載於股東週年大會通告中特別決議案第六(四)項之修訂，同時亦對本公司細則作出其他更新。

(II) AMENDMENTS TO THE BYE-LAWS OF THE COMPANY

Due to the amendments to the Listing Rules which will come into effect on March 31, 2004, among other things, the lodgment period for the nomination of directors by shareholders, voting of directors at board meetings on any matters in which they or their respective associates have a material interest and voting of shareholders at general meetings. In order to enable the Company's Bye-Laws consistent with the amended Listing Rules, the Directors proposed to amend the Company's Bye-Laws in this respect together with certain updates in the manner set out in the special resolution under item 6(4) of the Notice of Annual General Meeting.

GIORDANO

www.giordano.com.hk
Giordano International Limited
(Incorporated in Bermuda with limited liability)
5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon Hong Kong